

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-5-07



07041796

February 28, 2007

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2007

Re: Ford Motor Company
Incoming letter dated January 5, 2007

Dear Mr. Sherry:

This is in response to your letters dated January 5, 2007 and January 19, 2007 concerning the shareholder proposal submitted to Ford by Fredrick P. Wilson. We also have received letters from the proponent dated January 15, 2007 and February 16, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439

37996

February 16, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

I once again urge you to notify Ford Motor Company (Ford) that they should include my proposal in the 2007 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine Ford Motor Company the fullest amount that the law allows if they do omit my proposal. Ford Motor Companies last letter, dated January 19, 2007, to you (Att F), is deleterious, and irrelevant.

I am deeply disappointed with Ford regarding my Stockholder Proposal. As an automotive engineer and manager with 27 years of experience with one of the major US auto manufacturers and an additional 7 years with a major tier one supplier, I had hoped that Ford, in considering my information, would realize that it is important to cease producing vehicles that necessitate buying oil from these heinous regimes and belief systems in the Middle East. I had hoped that then Ford would concentrate wholeheartedly on improving the mileage of its existing vehicles, and on the vehicles of the future, such as plug-in hybrids, while the technologies of the future, fuel cells, etc. are being developed in an accelerated manner. I had hoped that then Ford would realize that it can be extremely popular and profitable doing so, and that it would indeed steal a step on its competitors. It is impossible to state the case regarding radical Islam, and then all of the hopes of the future in only 500 words.

Ford's statement, "No. We have no interest in the merits of a particular proposal." appears definitively to deny any stockholder any chance to influence Ford in any matter that by any measure would have been an improvement compared to $12.7 billion that Ford lost last year by totally ignoring it's stockholders, the share price, any appreciation value, and any increase in dividends.

Ford's statement makes any submission by any stockholder an exercise in futility. That, all by itself, is a very condemning statement. The SEC should fine Ford the maximum allowable for totally denigrating its stockholders, even for holding up to the greatest level of contempt imaginable the very concept that any stockholder might have an idea of merit.

The Stockholder suggestion system exists for a purpose. Ford has made an internal laughingstock of the whole concept of stockholder proposals, formal or informal. This must be in violation of SEC rules. The SEC should enforce the rules and the reason that the stockholder proposal system exists in the first place, for part of the reason the SEC exists in the first place is to ensure that stockholder rights are upheld.

Ford argues that "NO. We have no interest in the merits of a particular proposal." Under those rules of a proposal, I could literally have made a proposal for any reason, and Ford would argue against it and deny it without a statement by, backed up by reality, the SEC that they will fine Ford. It was my desire that, if Ford was unwilling to consider the information, to then request that it be considered for inclusion in the proxy statement, so that Ford stockholders would have a chance, slim as that would be, to read it for themselves and make a judgement. Even if my proposal did not even include any action for Ford to take, for the information I provide infers the action to be taken, would Ford still argue against it without taking the narrow, circular, inconsequential path of disagreement that Ford has taken? Ford is not arguing against anything I contend, so does that mean that Ford has forfeited those arguments, and that it agrees with what I am stating and have stated? I can only presume so, except that to Ford, it seems, it just doesn't matter what any stockholder proposes.

Several historians and commentators, notably Victor Davis Hanson, had always wondered how the 1930's could have happened. How is it possible, with all the evidence and documentation that was publicly available, such as *Mein Kampf*, Hitler's speeches and position papers, the speeches and writing of other Nazis, the Fascists in Italy, and the public warnings about all of this documentation, that still, despite all of this, Neville Chamberlain achieved "peace in our time", and WWII was actively allowed to just happen?

Mr. Hanson is now much wiser, by his own admission, for to see how the 1930's happened, all one has to do is just look around today, see how ignored the documentation and evidence is, and realize how many people want to remain ignorant, want to ignore everything, and just go on as if there were no problems in the world that could destroy our children, grandchildren and great-grandchildren, in Europe and Canada first, and then later, in America.

I have provided more information, and with the bibliography, far more information than Winston Churchill or anyone else could have provided regarding

Nazism and Fascism in the spring of 1939. Churchill was ignored then. I am not claiming I am a Churchill, but I very well do understand why he considered himself a failure when he was made Prime Minister on May 10, 1940, for no one had listened to him when there was time to do anything, and he thought he would just preside over the destruction and defeat of England, no matter haw hard he tried. Fortunately for all of us, he was better than even he thought himself, and Hitler was prone to making stupid military decisions that snatched defeat from the jaws of victory.

I have provided the information, and I have tried to connect the dots, as almost no one did before 1939, or 9/11. I have requested that Ford, if they disagreed with the dots and their connection, to so advise me, and to document their disagreements. They have vacated the field, and abandoned any attempt at doing so. Even if my proposal is not printed in the proxy statement, for Ford to deny the information and not take advantage of it in its decision making is the height of intellectual deceit that may be very deleterious to the future of many individuals, such as Ford employees, Stockholders, SEC employees, and all Americans in the future. The information in the documentation I have submitted and am submitting with this rebuttal fully support and substantiate everything I am stating in this rebuttal. The articles are in the documentation that support everything, and can be readily found by looking in the tables of contents.

With the purchase of oil by the whole world that is supporting funding of the teaching and preaching of hatred, Jihad, and denigration of women that Saudi Arabia is promoting, that funding is rapidly destroying any chance we ever had of working with "Moderate" Muslims that have anything at heart other than playing non-Muslims for fools, as many Muslims and Muslim organizations, such as the MSA (Muslim Students Organization) and CAIR (the Council on American-Islamic Relations), actually do.

Ford continues to argue that there is no difference between a proposal that might inconvenience a few polar bears, and a proposal that includes, as an off the table item, that our oil money is funding al-Qaeda's nuclear weapons program that may turn the SEC, at 100 F. Street, N.E. into a pile of radioactive slag.

Ford continue to argue that there is no difference between a proposal that might inconvenience a few winter sports enthusiasts in Michigan, and a proposal that includes, as an off the table item, that our oil money is funding the teaching that publicly calling the granddaughters of it's stockholders and of the SEC whores, physically harassing them, and even gang raping them is fully justified by their Islamic Religion and may very well occur at an endemic level, as is occurring in sections of Europe today, at the edge of the Muslim and non-Muslim areas. Our oil money is funding of the teaching that the granddaughters of its stockholders and of the SEC are just pieces of raw meet left out, uncovered, on the counter, for the flies (young Muslim men), to flock to and attack.

Ford continues to argue that there is no difference between a proposal that might be a boon to motorcycle riders in Michigan year round, and our oil money funding the teachings and beliefs that the great grandsons of its stockholders and of the SEC will be treated legally as Dhimmi, which is, in effect, the same as having the KKK call and treat a black man as a nigger in 1899 Louisiana ruled by Jim Crow law.

That presumes that the granddaughters of Fords stockholders and the SEC won't be treated as 2nd class sex objects having ½ or fewer the rights as any man, and needing to choose between three different levels of genital mutilation when they are eight years old, because they are not Muslims, and that the grandsons, if they are not Muslims, won't be treating non-Muslims as Dhimmi, including their own parents, grandparents, and, if still living, great-grandparents.

The treatment of women as 2nd class citizens, revering a total virginity culture and arranged marriages that so denigrates women and any normal sexuality that it should be abhorrent to every American, that includes honor killings as part of its culture, as well genital mutilation as part of its teachings and practices is a future that no one should want for their granddaughters and great-granddaughters.

Will some of the daughters and granddaughters of Fords European and Canadian operations be publicly called whores, physically harassed, and even gang raped by Muslims that are taught with oil money that their religion justifies this action? Almost assuredly. If Ford wants proof of this, then have some of its employees daughters walk through the Muslim sections of Malmo, Sweden, or Oslo, Norway, or Clousy-Sur-Bois, France on some warm spring day in a spring dress, short sleeved shirt, and no head scarf (hajib). If Ford is not willing to do this and put its treasure where its legal arguments are, then, I would suggest that Ford should stop the narrow and inconsequential legal arguments that it is using to block this proposal. I would not let my daughter go through any of those areas without heavily armed escorts.

France, Holland, Belgium, Sweden, Norway, Denmark, Germany, Italy, and the rest of Western Europe now have between an 8% to a 12% Muslim population. When those countries had a 2% Muslim population, they had very little trouble. Canada has about a 2% Muslim population. It will be 8 to 10% around 2025, and then Canadian Muslims will actively start practicing the same beliefs as their European brethren are, including the internal to Islamic beliefs of honor killings and Genital Mutilations. The US currently has about a 2% Muslim population. When the US will have a 10% Muslim population is harder to forecast, but around 2050 may not be pessimistic. Why would anyone believe that Muslims in modern, democratic, liberal Europe will act any differently tomorrow in modern, liberal, democratic Canada, and then in the modern, liberal, democratic United States?

There were riots by the *Muslim* Citizens of France in the fall of 2005.. In 2006, the year after the riots, through the first 10 months, over 4,500 French Policemen have been hospitalized with injuries fighting off the Muslims destroying France. Can you imagine this happening in the suburbs of Toronto in a decade or so, or Dearborn and the other suburbs of Detroit in ten to twenty years? If not, then, once again, I would urge Ford to visit Clousy-Sur-Bois, go out with the Police on patrol, and experience it for yourself. The open question would be, if it can happen in modern, liberal, democratic, egalitarian France, then why would, or could, it not happen in Canada and the U.S.? On the news in January, 2007, the French chief of the prefecture of the police asked his government to give him Apache helicopters and the same outfit of weapons the U.S. Marines had when they took Fallujah. This was so he could control the rioting by French citizens that are Muslims. Citizens who have a cradle to grave social system that guarantees them housing, food, education, satellite TV, computers, and many more amenities. Non-Muslim French *Citizens in the same* economic and similar cultural situation within France do not riot and have not rioted.

Reverting back to the Nuclear threat that our oil money funds that may incinerate the SEC at 100 F. Street N.E., al-Qaeda claimed the right to kill 4 million Americans with WMD in 2002. In 2003, al-Qaeda received a FATWA (Saudi Imam [cleric] Nazer bin Hamd al-Fahd: "The Legal Status of Using Weapons of Mass Destruction Against Infidels.") approving the right to use WMD against Americans, and in the summer of 2006, al-Qaeda warned all Muslims to leave the US, so that when (if) al-Qaeda attacks, any Muslim collateral deaths will not be laid at its doorstep.

Whether al-Qaeda has nuclear weapons or not seems to be in the realm of they most certainly have some things that once were nuclear weapons, sold to them by Muslim Chechens. John Ashcroft, as *Attorney General*, was concerned about both that and the reports that MS-13 would transport any person for al-Qaeda from Mexico City to anywhere in the US with their man-portable baggage, within one week, for $50,000 each as early as 2003. President Bush has spoken about this danger. Attachment G – "Al-Qaida warns Muslims: Time to get out of U.S.", covers the al-Qaeda order for all Muslims to leave the US. I have listened to Hamid Mir speak, and I have personally spoken with him. He, as the only recognized journalist, Muslim or other, to have interviewed Osama bin-Ladin after 9/11, has access to people and places that most intelligence operatives just dream about, and has corroborated the acquisition of and plans to use nuclear weapons by al-Qaeda that Paul Williams speaks about and has written about. I have also listened to and spoken to Mr. Williams and Dr. Kushner. These gentlemen are not "black helicopter" proponents and they have serious *information* and documentation that they bring to the table. The discussion in

When Russia, France, and Britain are dominated by Muslims, what will keep an Ahmadinejad, or an Osama bin-Ladin, or an Abdel Rahman, or a Hussein, from taking over and using their Nuclear Weapons? Certainly not the vanishing "moderate" Muslims that are being swamped by the hatred Saudi Arabia and Iran are teaching with our oil money.

As Mark Steyn states in the 12FEB2007 edition of "National Review" (Att. K), in the article "Tea for Terrorists", "Imagine the Second World War with St. Adolf's Parish Church on every English village green, or the Cold War with a Soviet Orthodox Church in every midsized town in all 50 States." Mr. Steyn is understating the extent of the problem. The article, "Islamic Supremacism in Britain" by Robert Spencer, (Att. L) elaborates on some of what was videotaped of what was being preached inside a renowned "moderate" Mosque in England, and how no Muslims or Muslim organizations have spoken out against the horrid preachings that were recorded.

Included is the DVD "Obsession" (Attachment M). This one hour documentary feature the words of the Islamofascists themselves, and shows how they are teaching their children to wage Jihad against the people they are demonizing, which are you and me, in a similar manner to the Nazis and the Hitler Youth program. The point the documentary misses is that Muslims have been teaching Jihad and demonization of Christians and Jews and polytheists to their youth throughout history. Hitler had nothing to teach the Islamofascists except a little bit about organization and efficiency. Our oil money has ratcheted up the quantity of the teaching, and the weapons they will be able to use when they are through with school.

Included is the DVD "What the West Needs to Know" (Attachment N), which includes some of the basic precepts and teachings of Islam from the Holy Quran and the Hadith and Muhammad, only presented in a different and somewhat more concentrated manner than the written documents I have included which cover essentially the same information.

Islam is a religion that cannot stand to have the light of day shone on its basic documents, beliefs and preachings. For example, the Prophet Muhammad is held up to be the most perfect human being, the man that every Muslim should try to emulate. Muhammad led his troops in about 84 battles and caravan raids, actually fighting in about a dozen. He had eleven men, women, and children assassinated ala Tony Soprano, including one assassination for which Muhammad praised the assassin for killing the pregnant woman and her third trimester child with one knife stroke through the woman's pregnancy bloated belly. He destroyed three Jewish tribes simply because they did not want to convert to Islam and verbally opposed him, and personally cut off the heads of between 600 and 900 Jewish men of one of the tribes. Recently, the Grand Mufti of Egypt, in an open letter, asked why anyone was surprised and disappointed at the beheadings in Iraq, since the Iraqi "freedom fighters" were just following the personal example of the Prophet Muhammad and beheading infidels.

Muhammad married his youngest wife when she was six, and consummated the marriage when she was nine. Iran has recently lowered the age of marriage for women from fourteen to nine.

Included in the information is my experience at the local Mosque program regarding the Prophet Muhammad, shortly after the Muhammad Cartoon publication by a Danish Newspaper was propagandized globally. In it, they taught the first 12 years of Muhammad's time as a Prophet, and left out the last 10 years, which were the Medina years when he turned into a warlord and a heinous human being. When asked why, they said they ran out of time. In a two hour presentation, they used about 20 minutes for the first 12 years, and then stated that he just died. The rest of the time was a Q&A session. The calendar for Islam starts in the year of the hegira, or the move from Mecca to Medina in 622AD. It is the events after the move that are the fount of Islam. Why are they so ashamed of their Prophet that they do not want anyone to know who he was, what he preached, and what he did in Medina? The Imams running the program knew all about Muhammad, they just did not want any of the non-Muslims to know about him.

Just imagine, if you went to a Christian Church to learn about the life of Jesus for the first time, and they stopped before the Sermon on the Mount and just said that Jesus then died. What would you really know about Christianity, it's Prophet, and it's preachings, beliefs, and message? Next to nothing. That is essentially what the Meet the Prophet Muhammad program did to us in Flint.

In that same session, I asked the Imam, if he would defend my right to criticize Muhammad, just as I would defend unto death his right to lie about Muhammad: he said "No". It's nice to have an American citizen deny your freedom of speech publicly and have no one, except me, out of a crowd of over 200 people, criticize him for denying my Constitutional right. This was one week after the Imam at the other local Mosque publicly stated that anyone who criticized the Prophet Muhammad should be punished with death. No one, except I and Debbie Schlussel (columnist), in the city of Flint, the State of Michigan, or the USA, criticized the Imam for that statement. I wrote to every legislator locally, at the State Level, and at the Federal Level, and no-one said anything. If that is what this country has come to, that death threats can be blatantly thrown about by one group, then it is a sorry state of affairs. How long will it be until a Pim Fortuyn or a Theo VanGogh is murdered in the USA for speaking their opinion about Islam?

If you know enough, you can go to your local US Mosque, have the IMAM lie to you for an hour or two, and then read the pamphlets in the back, knowing that each pamphlet is either an outright lie or omits over one-half of the teachings and/or history of Islam, or the Holy Qur'an, or the life of Muhammad it is claiming to address.

As another option for Ford to put its beliefs to the test, it should go to a large Christian Church on a Sunday later in the Spring, when it's warmer, stand out in front as the congregation is leaving, and shout out "Jesus was a terrorist". Then try "Jesus sanctioned the assassination of a pregnant woman". After that, try Jesus cut the heads off of 600 Jews because they verbally opposed Jesus". Then try "Jesus was a pedophile". You will certainly be looked at as if you were funny. They might try to engage you in discussion. They might call the Police to charge you with disturbing the peace. You could yell out a true statement, such as Jesus disliked money-lenders, which was true, and no-one would physically harm you.

Of course, all the charges regarding Jesus that you just yelled out are demonstrably false except the money-lender one.

Now go to the big Mosque in Dearborn, and repeat the same show, only substituting Muhammad for Jesus, on a Friday when the Mosque is letting out. I doubt if you will have the same peaceful reaction.

Of course, all the charges regarding Muhammad that you just yelled out, (if they let you continue), are documentable, factual, and true.

That is the Natan Sharansky test to determine if we live in a free society or a fear society. He developed it while he was in the Russian Gulag. He is the author of *The Case for Democracy*, which president Bush has spoken highly of. I would suggest that regarding Islam, we are living in what is rapidly becoming a fear society. I do not believe that is what we want the US to become.

Every heinous teaching and act and law that exists in the Middle East is being transplanted into Europe and Canada, and many of the same are becoming endemic here in the US.

Ford needs to seriously look within itself and review the documentation I have supplied to them. Ford can buy its own copies of the Holy Qu'ran, the Hadith by Bukhari and Moslem, and the Sira by Ishaq, as I have stated which translation I have used in each article, and double check the quotes for accuracy. I will be happy to own up to any typos and errors, as I typed each Sura in, longhand, and know that I quoted it and typed it accurately.

The point needs to be emphasized that Ford is an American Corporation, not an amoral global corporation in a world with no dangers for the US. As an amoral corporation, if Ford had flown every B-24 from its Willow Run Plant , one every hour, 24 every day, directly to Hitler's Luftwaffe, because Hitler was paying a higher price than the US Government was paying, then Ford would not have done more damage to the US then what it is doing today by continuing to build vehicles that get horrendously poor mileage that require the US, and the world, to buy oil, pay them money, to try to destroy us from the inside out.

The documentation regarding how our great-granddaughters may very well be treated so horridly, as is occurring in Europe now, is in the documentation that Ford is so keen to ignore.

The documentation regarding how our great-grandsons may very well be treated is in the documentation that Ford is so keen to ignore.

The grandsons of Ford employees, the stockholders of Ford, the SEC, and the US in general, on a business trip to Europe or Canada, may ask a young lady they meet to have a cup of coffee with them. They will then be arrested by the religious police, for it is illegal for a Christian or non-Muslim man to associate with a Muslim woman unless the woman is in the company of a Muslim male relative (husband, brother, father, teen-age son, cousin, etc.) Any Ford employee can go to the West Bank or Egypt (not even Saudi Arabia) and try this on for size, and find out how many years of serious jail time await them. Genital Mutilation (female circumcision) of young Muslim Women has made it to Europe. As the Muslims gain in numbers and power, so will every other custom. This documentation is in Bruce Bowers book, listed in the bibliography, and in the included documentation.

The greater Jihad, the inner struggle, is a very weak Hadith that is denigrated, not accepted as valid, and is essentially unknown in the Middle East and has only become known within the last century in the Western World to fool us into thinking Jihad is anything other than Holy War, for that is all that Jihad is. That is another example of how the "Moderates" lie to us to fool us on a continuing and ongoing basis. Jihad, Holy War, almost became the sixth pillar of Islam, after the current five .{1- The Testimony of Faith (Shahadah), 2 - Ritual Prayer (Salat), 3 - Obligatory (religious) almsgiving (Zakat), 4 – Fasting (Sawm), and 5 - The Pilgrimage to Mecca (Hajj)}.

The Saudi Arabian flag, which was adopted in 1973, states the Shahadah on it above the crossed swords. The Shahadah is "There is no God but Allah, and Muhammad is his Prophet". The swords are to depict how Islam is spread and proselytised. The Islamic Heaven is shaded by crossed swords.

Osama bin-Ladin has made many statements and several Fatwas. He is always decried as not representing Islam, or perverting the religion, or representing a very small minority of Muslims, or of hijacking the religion. Osama is the single most popular person in the Muslim world, with over 60% stating he is their number one person to look up to. There has not been one refutation of what Osama has said, by anyone, Muslim or otherwise, American Muslim or otherwise, line by line, Qur'anic quote by Qur'anic quote, Hadith by Hadith, Sira by Sira. The reason no one has done so is that to do so would be to deny what is stated, accurately in the Holy Qu'ran, Hadith, Sunna, and Sira. To tear Osama apart, line by line, would be to refute the basic documents and tenets of Islam.

The Fatwa against terrorism issued by American Muslims, which you can read about extensively on the CD *Islam-Beliefs and Impact*, is a highly suspect document. At best, it only decries any violence against "innocent" Muslims by the terrorists.

The history of Islam is to conquer some non-Islamic lands, bleed the non-Islamic population dry of ideas and wealth, until, eventually, they will convert to Islam to get out from underneath the yoke and threat of beheading. Then the economy will go backwards until some new lands are conquered and the non-Muslims are bled of wealth and ideas again. During the last 350 years Islam had retrenched into irrelevance until, with the help of oil money and ignorance, they were invited into Europe and North America. Now, demographically, at first, they will take over, bleed the non-Muslim population that remains dry, use up their wealth and weapons and ideas until they run out, and then conquer some other land. Ford won't sell many vehicles to a Europe with an average income of around $1,500, or a Canada of around $2,000.

On 9/11 Muslim-American citizens in the junior high and high schools in Dearborn, Michigan, and in Northern Virginia pumped their fists into the air, high-fived each other, and strutted around stating what a glorious day it was. If this is what fully assimilated Muslims are like, then what are the ones like that go to the Maddrasses where only Muslims go, such as the New Horizons School in California, or the Maddrassa in Flint, where teaching that the Jews caused 9/11 is standard fare?

Does Ford want to lose its European and Canadian businesses? Does Ford want to lose first its customer base, and then its work force, as they all move away or die, and the Muslims that replace them will have no money and no skills. Europeans are now starting to move away from those areas with high concentrations of Muslims. The best outcome for Europe is Bosnia-Herzegovina. The probable outcome is Lebanon or Syria.

Does Ford want the sons and grandsons of its European employees to be bullied, harassed, and demeaned on a continuous and ongoing basis throughout their lives? Malmo, Sweden's third largest city, is about 40% Muslim. The school system is 95% Muslim. Everyone else has moved their kids to other schools to avoid the harassment, or bullying, that was somewhat different depending upon sex, of all kinds that was being laid upon their kids constantly.

Does Ford want the great granddaughters of its US employees, stockholders, the SEC, and all US non-Muslim Citizens to be denigrated as described above? Does Ford want the great grandsons of its US Employees, stockholder, the SEC, and *all* US non-Muslim Citizens to be denigrated as described above?

The above actions won't happen to everyone, but they will happen to far too many if this country and the world keep on as they have for the last six, fifteen, or actually fifty-one years.

If we stop buying oil from these heinous countries today, that does not guarantee that we will not still have enormous problems. However, the longer we support the funding of the teaching of hatred, the greater the problems will be, and the harder it will be to counteract them, until, one day, it will be too late. It may be too late anyway. It may not matter. But, to give up the fight, to leave the arena, to play the part of Neville Chamberlain, is not acceptable. We are at war in the war of our, our children's, our grandchildren's, and our great-grandchildren's lives. This will affect them far more than us. We need to start them on the winning path, rather than desert the battle and leave the entire war in our children's laps.

To state that we cannot lose this war would be just as foolish as to state that we absolutely will lose this war. Reality is somewhere in the middle, and exactly as to what percentage of probability it is assigned is relatively meaningless. If there is indeed any chance of the US losing this war, then we need to be doing everything we can to ensure that does not happen, and that includes Ford implementing my proposal.

I hope that the SEC is reviewing the information I have provided, and am providing with this rebuttal. Knowledge allows correct decisions to be made. Ignorance is an excuse no person should have on a subject this important.

Once Again, I request that the SEC fine Ford the maximum allowable by law if they do not consider my proposal, and if then they do not place it in their proxy material for consideration by all stockholders if they do not adopt it.

Regards,



Fredrick P. Wilson

ATT: F) Letter dated January 19, 2007 from Ford, Peter J. Sherry, Jr. to the SEC – 2 pages
G) "Al-Qaida warns Muslims: Time to get out of U. S." from Worldnetdaily.com - 17SEP2006 3 pages
H) "Symposium: Al Qaeda's Nukes" by Jamie Glazov, FPM - 27OCT2006 15 pages
I) "Iran's Obsession with the Jews", by Matthias Kuntzel,

The Weekly Standard - 19FEB2007 8 pages
J) "The Apocalyptic Jackpot" – by Mark Steyn – *National Review* - 31DEC2006 3 pages
K) "Tea for Terrorists" – by Mark Steyn – *National Review* 12JAN2007 3 pages
L) "Islamic Supremacism in Britain" – by Robert Spencer JihadWatch.com – 26JAN2007 2 pages
M) DVD "Obsession" – from www.obsessionthemovie.com
Running time – approximately 1 hour
N) DVD "Islam: What the West Needs to Know"
from Quixotic Media, LLC – running time approximately 98 minutes

CC: W/ATT B and C, { B) *America Alone* – by Mark Steyn, C) CD book AMERABIA, containing three CDs, AMERABIA, ISLAM – BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richards} and F through N — William C. Ford, Jr. – Chairman, Ford

CC: W/ATT F through L — Jerome F. Zaremba - Office of the General Counsel, Ford

CC: W/ATT F through N — Peter J. Sherry, Jr. Office of the Secretary, Ford

ATT. B

"The arrogance of Mark Steyn knows no bounds."
—Prince Turki al-Faisal,
Saudi Ambassador to the United States

AMERICA ALONE

THE END OF THE WORLD AS WE KNOW IT



MARK STEYN

Praise for AMERICA ALONE

"Mark Steyn is a human sandblaster. His new book provides a powerful, abrasive, high-velocity assault on encrusted layers of sugarcoating and whitewash over the threat of Islamic imperialism. Do we in the West have the will to prevail? Steyn strips away intellectual rust and PC rot to uncover the writing on the wall. *America Alone* will open your eyes. You can't afford to look away."

—**Michelle Malkin**, *New York Times* bestselling author of *Unhinged*

"Mark Steyn is the funniest writer now living. But don't be distracted by the brilliance of his jokes. They are the neon lights advertising a profound and sad insight: America is almost alone in resisting both the suicide of the West and the suicide bombing of radical Islamism. Our best chance of survival is that Mr. Steyn has done our thinking for us—and made it entertaining. Laugh? I thought I'd die."

—**John O'Sullivan**, editor at large, *National Review*, and author of *The President, the Pope, and the Prime Minister*

"Mark Steyn is the world's sharpest and wittiest observer of Islamist fascism, and *America Alone* is as funny as it is deadly serious, as uncompromising as the truth always is, and as timely as news of the latest terror attack. Steyn has looked deep into our new century and sees demographic forces and a 'societal Stockholm Syndrome' that threaten to push the globe into a new Dark Age. Buy this book."

—**Hugh Hewitt**, national radio talk-show host and author most recently of *Painting the Map Red*

"If Western Civilization ends not with a bang but a whimper, the fault will not be Mark Steyn's. In *America Alone* Steyn's acerbic wit and relentless pursuit of politically incorrect truths show how Islam is gradually conquering the West by reverse assimilation, aided and abetted by global-warming ecochondriacs, craven multiculturalists, and self-detonating Islamists of the Muslim baby boom. In 2525, as some Eurabian scholar throws the last copy of this book into the fire, he will think to himself, 'It would have been much different if they had listened.'"

—**Jed Babbin**, author of *Inside the Asylum* and co-author of *Showdown*

A MAIN SELECTION OF THE CONSERVATIVE BOOK CLUB

CURRENT AFFAIRS
U.S. $27.95 Can. $34.95


ISBN 0-89526-078-6
52795
9 780895 260789

ATT. C

AMERABIA


لا إله إلا الله محمد رسول الله

THE UNITED STATES OF AMERICA
CAN
AND PROBABLY WILL
LOSE
THE WAR
AGAINST RADICAL ISLAM

UNLESS WE DO NOW
WHAT WE NEED TO DO
TO NOT ONLY STOP LOSING,
BUT TO WIN

EDITED BY: FREDRICK P. WILSON

AMERABIA



THE UNITED STATES OF AMERICA
CAN AND PROBABLY WILL LOSE
THE WAR AGAINST RADICAL ISLAM

WHAT WE NEED TO DO
TO NOT ONLY STOP LOSING,
BUT TO WIN

EDITED BY: FREDRICK P. WILSON

As noted on the back of the companion book, *ISLAM - BELIEFS and IMACT*, the author has studied Islam extensively since 9/11, and is now comfortable that he has spent more time and energy studying Islam and all aspects of it than for both his Bachelors and Masters degrees, and has achieved an understanding of the subject that exceeds that at a Masters Degree level. It is with that level of study, analysis, contemplation, dialogue, discussion, and debate that the title of *AMERABIA* is chosen and is apt for this collection.

This compilation of documents and articles, *AMERABIA*, along with the companion volume, *ISLAM - BELIEFS and IMPACT*, paint a picture that is historically accurate, properly quoted, and sufficiently complete to fully justify the title and the belief in it as the most likely future for the United States. Slow moving events, both here and abroad, are slowly tipping the scales of time against this nation and the precepts upon which she was founded, and under which she has prospered for 230 years.

In this volume there is documentation about how and what Islam taught the Nazis and their complicity with the inception and implementation of the final solution. There are quotes from the Holy Qur'an, the Prophet Muhammad, and the early historians and biographers that will bring forth a side of Islam, it's Prophet, and its teachings that are entirely contrary to what Muslims state publicly, except for the Islamofascists themselves, such as al-Zawahiri and Osama. Included is an extensive collection of articles discussing Jihad, as in the "lesser" Jihad, Holy War, and how it is a major part of the precepts of Islam, promoted and practiced by the Prophet Muhammad, and has been the unrelenting reality of Islams interface with all others starting in 622AD, the year of the birth of Islam following the hegira, and for the 1384 years following that through to today.

With the demographic probability that all of Europe, including England, Russia, Canada, and perhaps even Australia will succumb to radical Islam before the end of this century, plus with the hatred being taught internally by Saudi Arabia using our own oil money that has radicalized and will continue to radicalize our own Muslims, along with Hamas and Hezbollah and the Wahhabi Sect groups such as CAIR dominating American Muslims, the United States and our own beliefs in our culture as being worthwhile and worth defending will be challenged in the upcoming parts of this century as no one imagined even a very few years ago.

ATT.C
PART 2

AMERABIA



THE UNITED STATES OF AMERICA
CAN
AND PROBABLY WILL
LOSE
THE WAR
AGAINST RADICAL ISLAM

UNLESS WE DO NOW
WHAT WE NEED TO DO
TO NOT ONLY STOP LOSING,
BUT TO WIN

EDITED BY: FREDRICK P. WILSON

AMERABIA



**THE UNITED STATES OF AMERICA
CAN AND PROBABLY WILL LOSE
THE WAR AGAINST RADICAL ISLAM**

**WHAT WE NEED TO DO
TO NOT ONLY STOP LOSING,
BUT TO WIN**

EDITED BY: FREDRICK P. WILSON

As noted on the back of the companion book, *ISLAM - A COMPENDIUM*, the author has studied Islam extensively since 9/11, and is now comfortable that he has spent more time and energy studying Islam and all aspects of it than for both his Bachelors and Masters degrees, and has achieved an understanding of the subject that exceeds that at a Masters Degree level. It is with that level of study, analysis, contemplation, dialogue, discussion, and debate that the title of *AMERABIA* is chosen and is apt for this collection.

This compilation of documents and articles, *AMERABIA*, along with the companion volume, *ISLAM - A COMPENDIUM*, paint a picture that is historically accurate, properly quoted, and sufficiently complete to fully justify the title and the belief in it as the most likely future for the United States. Slow moving events, both here and abroad, are slowly tipping the scales of time against this nation and the precepts upon which she was founded, and under which she has prospered for 230 years.

In this volume there is documentation about how and what Islam taught the Nazis and their complicity with the inception and implementation of the final solution. There are quotes from the Holy Qur'an, the Prophet Muhammad, and the early historians and biographers that will bring forth a side of Islam, it's Prophet, and its teachings that are entirely contrary to what Muslims state publicly, except for the Islamofascists themselves, such as al-Zawahiri and Osama. Included is an extensive collection of articles discussing Jihad, as in the "lesser" Jihad, Holy War, and how it is a major part of the precepts of Islam, promoted and practiced by the Prophet Muhammad, and has been the unrelenting reality of Islams interface with all others starting in 622AD, the year of the birth of Islam following the hegira, and for the 1384 years following that through to today.

With the demographic probability that all of Europe, including England, Russia, Canada, and perhaps even Australia will succumb to radical Islam before the end of this century, plus with the hatred being taught internally by Saudi Arabia using our own oil money that has radicalized and will continue to radicalize our own Muslims, along with Hamas and Hezbollah and the Wahhabi Sect groups such as CAIR dominating American Muslims, the United States and our own beliefs in our culture as being worthwhile and worth defending will be challenged in the upcoming parts of this century as no one imagined even a very few years ago.

ISLAM

BELIEFS AND IMPACT IN AMERICA, CANADA, EUROPE, AND THE MIDDLE EAST: HISTORICALLY, TODAY, AND TOMORROW

EDITED BY: Fredrick P. Wilson

ISLAM

BELIEFS
AND
IMPACT
IN AMERICA, CANADA, EUROPE, AND THE MIDDLE EAST: HISTORICALLY, TODAY, AND TOMORROW

EDITED BY: Fredrick P. Wilson

Since 9/11 the author has spent all of his free time to study Islam and why the attack happened. Far more hours have been put into that study and the compilation of this book than the author's graduate degree, and it approaches the number of hours put into his bachelor's degree. The author has studied many facets of Islam, and this book is an attempt to place a little known part of Islam into the open discussion that needs to take place and that every American, Canadian, European, South American, Australian, and, in fact, every human on Earth needs to participate in.

The intent put into this book is to allow everyone who reads it to approach it with an open mind and an inquisitive nature. A classical liberal education demands that a subject be properly studied from all appropriate and disparate points of view, and that the facts, documentation and logical arguments that carry the day are the viewpoint that should be supported, regardless of any preconceived notions and prior beliefs. A classical liberal mindset demands that the viewpoint that is chosen after appropriate study should and can be properly promoted and defended, while continuing to retain an open mind for new information that may alter one's viewpoint.

The information presented herein is from one particular viewpoint, but it is factually and documentably supported. The facts in this book are irrefutable. The documentation is verifiable and accurate. The opinions, as part of the beauty and majesty of America, are yours to agree with or disagree with as you see fit. An open and honest discussion of any subject is necessary to ensure a proper understanding of all facets, and this book presents that part of Islamic knowledge that very few know. Our litigious and politically correct society does not want anyone to know about this politically incorrect facet of Islam, and cries foul at any attempt to hold the open and honest discussion that needs to take place.

ATT. F



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letter dated January 15, 2007, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007, regarding the Proponent's shareholder proposal recommending that Ford's Board of Directors direct the Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new vehicles and that a report be made available to shareholders within six months following the annual meeting (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We will only address those portions of the materials submitted by the Proponent that relate to whether the Proposal may be properly omitted pursuant to Rule 14a-8(i)(12)(ii). We consider the remainder of the Proponent's submitted materials to be irrelevant to that determination and we urge the Staff also to disregard the extraneous material as irrelevant to that determination. Such material goes to the merits of the Proposal, not to whether or not it is properly excludable under Rule 14a-8. In *Staff Legal Bulletin No. 14* (July 13, 2001), in response to the question of whether the Staff will consider the merits of a proposal in determining whether it may be properly omitted, the Staff answered: "No. We have no interest in the merits of a particular proposal." The Company, therefore, requests that the Staff continue its long established policy of ignoring arguments that go to the merits of the Proposal for Rule 14a-8 purposes.

The Proponent argues that the Proposal does not deal with substantially the same subject matter as the previous proposals included in the Company's proxy materials for the Company's 2005 and 2006 annual meetings (the "Previous Proposals"). However, even a cursory examination of the "Resolved" clauses of the Proposals and the Previous Proposals show that they deal with substantially the same subject matter, namely tying executive compensation to increasing the fuel efficiency of the Company's products. The fact that the reasons for doing so are entirely different between the Proposal and the Previous Proposals is directly tied to the merits of the Proposal. The subject matter is virtually identical to the Previous Proposals. In fact, it appears that the Proponent copied the "Resolved" clause from the Previous Proposals almost word for word, with minor changes.

For the reasons stated above and those contained in Ford's No-Action Request of January 5, 2007, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because proposals dealing with substantially the same subject matter as the Proposal have been included in the Company's proxy materials two times within the preceding 5 calendar years and received less than 6% of the vote on its last submission in 2006.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

cc: Mr. Fredrick P. Wilson (via Federal Express)

ATT. G

HOMELAND INSECURITY

Al-Qaida warns Muslims: Time to get out of U.S.

Afghan terror commander hints at big attack on N.Y., Washington

Posted: September 17, 2006

Worldnetdaily.com

The new al-Qaida field commander in Afghanistan is calling for Muslims to leave the U.S. - particularly Washington and New York - in anticipation of a major terror attack to rival Sept. 11, according to an interview by a Pakistani journalist.

Abu Dawood told Hamid Mir, a reporter who has covered al-Qaida and met with Osama bin Laden, the attack is being coordinated by Adnan el-Shukrijumah and suggests it may involve some form of weapon of mass destruction smuggled across the Mexican border.

"Our brothers are ready to attack inside America. We will breach their security again," he is quoted as saying. "There is no timeframe for our attack inside America; we can do it any time."

As WND has previously reported, el-Shukrijumah is a trained nuclear technician and accomplished pilot who has been singled out by bin Laden and Ayman al-Zawahiri to serve as the field commander for the next terrorist attack on U.S. soil.

The terrorist was last seen in Mexico, where, on Nov. 1, 2004, he allegedly hijacked a Piper PA Pawnee cropduster from Ejido Queretaro near Mexicali to transport a nuclear weapon and nuclear equipment into the U.S., according to Paul Williams, a former FBI consultant and author of "The Dunces of Doomsday."

"He is an American and a friend of Muhammad Atta, who led 9/11 attacks five years ago," said Dawood. "We call him 'Jaffer al Tayyar' (Jafer the Pilot); he is very brave and intelligent. (President) Bush is aware that brother Adnan has smuggled deadly materials inside America from the Mexican border. Bush is silent about him, because he doesn't want to panic his people. Sheikh Osama bin Laden has completed his cycle of warnings. You know, he is man of his words, he is not a politician; he always does what he says. If he said it many times that Americans will see new attacks, they will definitely see new attacks. He is a real mujahid. Americans will not win this war, which they have started against Muslims. Americans are the biggest supporters of the biggest terrorist in the world, which is Israel."

Dawood said he was currently conducting operations in Afghanistan under the leadership of the Taliban. He warned of a series of upcoming suicide bombings there directed against government and coalition forces during Ramadan.

He is also quoted as saying the next attack in America will not be conducted by people like Atta.

"We have a different plan for the next attack," he told Mir. "You will see. Americans will hardly find out any Muslim names, after the next attack. Most of our brothers are living in Western countries, with Jewish and Christian names, with passports of Western countries. This time, someone with the name of Mohamed Atta will not attack inside America, it would be some David, Richard or Peter."

He said there will be another audio message from bin Laden aired within the next two weeks.

Mir reportedly interviewed Dawood Sept. 12 at the tomb of Sultan Mehmud Ghaznawi on the outskirts of Kabul. Dawood and the al-Qaida leaders who accompanied him were clean-shaven and dressed as Western reporters. The al-Qaida commander had contacted Mir by cell phone to arrange the meeting.

"You have witnessed the brutality of the Israelis in the recent 34-day war against Lebanese civilians," said Dawood. "9/11 was a revenge of Palestinian children, killed by the U.S.-made weapons, supplied to Israel. The next attack on America would be a revenge of Lebanese children killed by U.S.-made cluster bombs. Bush and (British Prime Minister Tony) Blair are the Crusaders, and Muslim leaders, like (Pakistani President Pervez) Musharraf and (Afghani President Hamid) Karzai are their collaborators. We will teach a lesson to all of them."

El-Shukrijumah was born in Guyana Aug. 4, 1975 - the firstborn of Gulshair el-Shukrijumah, a 44-year-old radical Muslim cleric, and his 16-year-old wife. In 1985, Gulshair migrated to the United States, where he assumed duties as the imam of the Farouq Mosque in Brooklyn.

The mosque, located at 554 Atlantic Avenue in Brooklyn, has served as a hive for terrorist activities. It has raised millions for the jihad and has served as a recruiting station for al-Qaida. Many of the planners of the 1993 attack on the World Trade Center, including blind Sheikh Omar Abdel Rahman, were prominent members of this notorious "house of worship."

In 1995, the Shukrijumah family relocated to Miramar, Fla., where Gulshair became the spiritual leader of the radical Masjid al-Hijah Mosque, and where Adnan became friends with Jose Padilla, who planned to detonate a radiological bomb in midtown Manhattan; Mandhai Jokhan, who was convicted of attempting to blow up nuclear power plants in southern Florida; and a group of other home-grown terrorists.

Adnan Shukrijumah attended flight schools in Florida and Norman, Oklahoma, along with Mohammad Atta and the other 9/11 operatives, and he became a highly skilled commercial jet pilot, although he, like Atta and the other terrorists, never applied for a license with the Federal Aviation Commission.

In April 2001, Shukrijumah spent 10 days in Panama, where he reportedly met with al-Qaida officials to assist in the planning of 9/11. He also traveled to Trinidad and Guyana, where virulent al-Qaida cells have been established. The following month, he obtained an associate's degree in computer engineering from Broward Community College.

During this time, he managed to get passports from Guyana, Trinidad, Saudi Arabia, Canada and the United States, according to Williams. He also began to adopt a number of aliases, including Abu Arifi, Jafar al-Tayyar, Jaafar At Yayyar, Ja'far al-Tayar, and Mohammed Sher Mohammed Khan (the name that appeared on his official FBI file). He traveled to Saudi Arabia and Pakistan, where he met with Ramzi Binalshibh, Khalid Sheikh Mohammed, and other members of the al-Qaida high command. He also spent considerable time within al-Qaida camps in Afghanistan, where he received training in explosives and special operations.

Following 9/11, el-Shukrijumah was reportedly singled out by bin Laden and al-Zawahiri to spearhead the next great attack on America. One plan was for a nuclear attack that would take place simultaneously in seven U.S. cities, leaving millions dead and the richest and most powerful nation on earth in ashes.

"Muslims should leave America," said Dawood. "We cannot stop our attack just because of the American Muslims; they must realize that American forces are killing innocent Muslims in Afghanistan and Iraq; we have the right to respond back, in the same manner, in the enemy's homeland. The American Muslims are like a human shield for our enemy; they must leave New York and Washington."

Mir, the journalist, has reported previously that al-Qaida has smuggled nuclear weapons and uranium into the U.S.

"I am saying that Muslims must leave America, but we can attack America anytime," he said. "Our cycle of warnings has been completed, now we have fresh edicts from some prominent Muslim scholars to destroy our enemy, this is our defending of Jihad; the enemy has entered in our homes and we have the right to enter in their homes, they are killing us, we will kill them."

ATT. H

Symposium: Al Qaeda's Nukes

By Jamie Glazov
FrontPageMagazine.com | October 27, 2006


Al Qaeda's Nukes

[Securing the United States from terrorist attack will be the focus of the upcoming America's Truth Forum symposium, 'Understanding the Threat of Radical Islamist Terrorism,' taking place in Las Vegas this November 10th and 11th. Dr. Harvey Kushner, Dr. Paul Williams and Hamid Mir will be participating at this event. Go to http://www.americastruthforum.com/ for more details or contact Jeffrey Epstein at (866) 709-3474.]

Just recently, an al-Qaeda field commander in Afghanistan called for Muslims to leave the U.S., particularly the cities of Washington and New York. Some reports suspect that this call is a warning about a potential nuclear attack on the U.S.

Does Al Qaeda have nuclear capability? If not, is it on the verge of acquiring it? What dangers do we face in this context? Is a jihadist WMD attack on U.S. territory an inevitability? What can we do to prevent this horror?

To discuss this issue with us today, Frontpage Symposium has assembled a distinguished panel of experts. Our guests are:

David Dastych, international journalist for over 40 years, now operating his own media agency in Poland. A former Polish covert intelligence agent, he joined the CIA in South Vietnam (1973-1987). Jailed in Poland for his work against the USSR, the Warsaw Pact and communist interests (1987-1990), he was given an eight 8 years' sentence, but communism collapsed in 1989 and he was released. He monitored illegal nuclear trades for an Israeli organization from 1992-1994.

Hamid Mir, a Pakistani journalist who has more than 18 years experience in covering conflicts and wars in Afghanistan, Kashmir, Bosnia, Chechnya, Sri Lanka, Iraq and Lebanon. He has interviewed Osama bin Laden three times. He is an expert on Al Qaeda's nuclear ambitions and has traveled to Russia, Uzbekistan, Iran and Syria in his research work. He is currently working with Geo TV in Islamabad and writing for Jang Group of Newspapers.

Paul Williams, a journalist and the author of *The Al Qaeda Connection: International Terrorism, Organized Crime, and the Coming Apocalypse; The Vatican Exposed: Money, Murder, and the Mafia;* and *Osama's Revenge: The Next 9/11—What the Media and the Government Haven't Told You*. He has served as a consultant for the FBI, as editor and publisher of the *Metro* in Scranton, Pennsylvania, and as an adjunct professor of humanities at the University of Scranton.

and

Harvey W. Kushner, Ph.D., the chair at a major university department of criminal justice. He advises and trains a number of federal agencies and appears regularly in the media. Kushner is a contributing editor for FamilySecurityMatter.org. He is the author of many books on terrorism, including the award-winning *Encyclopaedia of Terrorism* and the widely quoted *Holy War on the Home Front: The Secret Islamic Terror Network in the United States.*

FP: David Dastych, Harvey W. Kushner, Paul Williams, and Hamid Mir, welcome to Frontpage Symposium.

Paul Williams, let's begin with you.

What are the dangers we face right now in terms of a WMD attack by Al Qaeda or another Islamist entity?

Williams: The danger is very real. Accounts of the al Qaeda nukes first appeared in such reputable newspapers as The Jerusalem Report and The London Times, and Arabic magazines, including al-Watan al-Arabi and al-Majallah. These sources verified from British, Israeli, and Russian intelligence sources that bin Laden had purchased tactical nuclear weapons from the Chechen Mafia in 1996.

In subsequent years, the foreign press and intelligence sources, including the CIA, have been able to verify additional sales of off-the-shelf nukes and nuclear materials (highly enriched uranium and plutonium) from the former Soviet Union to al-Qaeda. The sellers included not only by the Chechens but also the Russian Mafia and black-marker arms-dealers, such as Semion Mogilevic from the Ukraine. Such information can be obtained by any journalist with a telephone, a computer, and a library card.

These sales to al-Qaeda have been verified by a host of weapons inspectors, including Hans Blix, former director general of the UN's International Atomic Energy Agency.

They were even verified by bin Laden and al-Zawahiri in their pronouncements that they have obtained a small arsenal of nuclear weapons from black-market sources.

But these sales are not the scary part. That comes from the ties between bin Laden and Dr. A. Q. Khan and the fact that over 20 nuclear scientists and technicians from Khan's research laboratories in Pakistan worked with al-Qaeda on a regular basis to maintain and modify the weapons that had been purchased and to develop other weapons, including highly portable "bespoke nukes."

Dr. Mahmood and Dr. Majeed, two of the leading officials at the Khan facility, confessed to CIA and ISI interrogators that they participated in al-Qaeda's nuclear projects. The fact that the Chechens possessed the nukes should be no surprise to any reporter or investigator. In 1995, the Chechens under Com. Shamail Basayev planted a radiological bomb in Izmailovsky Park near Moscow. The bomb was made of cesium-137, and, if detonated, would have killed thousands of Russians. This incident represented the first case of a nuke to be deployed as a weapon of terror. Later that same year, Dzokhar Dudayev, the leader of the Chechen Mafia, offered to sell his collection of nuclear weapons to the United States in exchange for U. S. recognition of Chechnya's independence. The Clinton Administration declined and so the weapons were sold to al-Qaeda.

More importantly, there is empirical proof that al-Qaeda possesses nukes. In 2000, British agents posed as recruits from a London mosque to infiltrate al-Qaeda training camps in Afghanistan. In Herat, they saw nuclear weapons being manufactured. Similarly, an al-Qaeda operative was arrested while crossing the Allenby Bridge toward the checkpoint at Ramallah in Israel in a rusty old Volkswagen van. Within the van, Mossad discovered a bomb which turned out to be a highly sophisticated plutonium-implosion device with an explosive yield of 10 kilotons (equivalent to the bomb dropped on Hiroshima). There are more examples of tangible proof, including the canister of uranium 238 that U.S. military officials discovered in a lead canister in Kandahar at the outset of Operation Enduring Freedom.

Few military and intelligence officials question bin Laden's ability to launch his plan for the American Hiroshima. Gen. Eugene Habiger, former Executive Chief of Strategic Weapons at the Pentagon, said that an event of nuclear mega-terrorism on U. S. soil is "not a matter of if, but when." During the 2004 presidential debates, President Bush and Sen. Kerry said that nuclear weapons in the hands of terrorists represent the greatest danger facing the American people, while Vice President Cheney, on the campaign trail, warned that a nuclear attack by al-Qaeda appears imminent. Before leaving office, Attorney General John Ashcroft and Homeland Security Director Tom Ridge both voiced that belief that al-Qaeda's plan to nuke cities throughout the country soon might come to fruition.

From the private sector, Warren Buffet, who establishes odds against cataclysmic events for major insurance companies, concluded that an imminent nuclear nightmare within the United States is "virtually a certainty." From the academic community, Dr. Graham Allison, director of Harvard University's Belfer Center for Science and International Affairs, said: "Is nuclear mega-terrorism inevitable? Harvard professors are known for being subtle or ambiguous, but I'll try to the clear. 'Is the worst yet to come?' My answer: Bet on it. Yes." Finally, from the mainstream media, Bill Keller, editor of The New York Times, concluded that the only reason for thinking a nuclear attack won't happen is because "it hasn't happened yet," adding that such reasoning represents "terrible logic." And so, the message has been delivered but few are listening, and the threat is real but precious little is being done to avert it.

Kushner: Dr. Williams is on point. He carefully describes why we should take measures to deal with a potential American Hiroshima. Thinking about the unthinkable is necessary given the mindset of our enemy—radical Islam.

Dr. Williams is also on point when he concludes that "precious little is being done to avert" an American Hiroshima. We are more than five years past the terrorist attacks of 9/11 and millions of steel-frame ocean-going containers enter our port without inspection. These 20- and 40-foot containers are crammed with everything from furniture to parts for General Motors, and they can weigh as much as 30 tons each. Each one has a potential to contain a weapon of mass destruction that could be detonated when the ship reaches an American port or offloaded and transported to be detonated in one of our major cities.

Customs and Border protection has stepped up inspections of incoming containers—from 2 percent to approximately 4 percent of the total. Four percent of 8 million means 320,000 get inspected—and 7,680,000 do not. Government officials argue that they look at 100 percent of those that are high risk.

That is not a comforting thought when you consider that terrorists have already used such containers for transport. In 1998, an al Qaeda vessel transported explosives into Mombassa that were used in the East African embassy bombings. And in October 2001, a container headed for Toronto was opened during a stop in Italy. Authorities found inside a suspected al Qaeda member who fitted the liveable container forged documents, electronics equipment, and blueprints and floor plans or a number of facilities throughout North America.

In 2003, Undersecretary for DHS Asa Hutchinson told Congress, "If terrorists used a sea container to conceal a weapon of mass destruction and detonated it on arrival at a port, the impact on global trade and the global economy could be immediate and devastating—all nations would be affected."

Yes, Dr. Williams is on point—we are doing precious little to counter the threat of an American Hiroshima.

Dastych: Thank you for inviting me to this panel. I happen to know and to work closely with Mr. Mir and Dr. Williams, and I know about Dr. Kushner's achievements. To me a nuclear threat to the United States, posed by al Qaeda, is real. The "American Hiroshima" plan, conceived by Osama bin Laden, is at least 10 years old. The information, summarized here by Dr. Williams, is well documented in several of his books.

I have only one remark: Dzokhar Dudaev, before he was killed by a Russian missile, was President of Islamist Chechnya, and before he was a commander of a squadron of Soviet nuclear-bomber planes and a GRU agent. His offer to sell tactical nukes to the U.S. had a political purpose, but President Clinton had no intention to recognize free Chechnya. There were other means to purchase Dudaev's nukes, and not to provoke Russia.

In the 1990's, I had a chance to follow some illegal nuclear deals between Russia (and other post-Soviet states) and other countries, seeking nuclear materials or weapons. I must say that most of these deals were controlled by the Russian special services, the GRU (Military Intelligence) in particular.

Osama bin Laden is not a day-dreamer. He made all possible efforts to obtain nuclear materials and tactical weapons, and to hire Russian and other scientists and technicians to maintain and develop his "small nuclear arsenal".

The most dangerous connection is not between al Qaeda and the Chechen, or other mafias, but between al Qaeda and the former (or current) members of the Russian Intelligence. And this connection is an established fact, right on American soil. If the Russian Government wanted to convince the U.S. Government of their clean and non-hostile intentions, let them expose the locations of the KGB and GRU nuclear demolition charges, hidden on the territory of the United States. This act could be a great help to the American anti-terrorist activity, and to the protection of the American people.

FP: The Russians have nuclear demolition charges hidden on U.S. territory? What does this mean exactly? Some critics would say that this is just a pie-in-the-sky scare tactic and there is no evidence of this of any kind.

Hamid Mir what are your thoughts about this allegation and possibility?

Mir: Thank you for inviting me to this discussion. I came to know about the nuclear ambitions of Al Qaeda in 1998 when I interviewed Osama bin Ladin the second time in Afghanistan. One ex-Soviet scientist travelled with me from the Pakistani border to Kandhar. Al Qaeda operatives told me that he was looking after their nuclear program. I laughed at their claims. Then I asked Osama about his nuclear ambitions, but he ignored my question at that time. I asked my question again in November 2001 and at that time Osama confirmed that he had nukes.

In the next few years, I came to know that Al Qaeda had a big brigade of nuclear and chemical experts who conducted a dirty bomb test in the mountains of Kunar in 2000. Another Al Qaeda operative, Abu Hamza Al Jazeeri confirmed to me in Afghanistan in

2005 that Al Qaeda had links with Soviet nuclear experts. He visited Ukraine many times between 1995 and 1998 to negotiate with a nuclear scientist. Abu Hamza said that Osama sent special envoys to Russia, Kazakhstan and Uzbekistan to contact ex-Soviet agents for their WMD's hidden in Western countries. I think these links are not sponsored by the Russian government; they are private links.

Nobody should underestimate the nuclear threat of Al Qaeda. This threat is not serious only for USA but to all the members of international coalition against terrorism. Osama determined to organize another attack bigger than 9/11.He will try his best to break his own record made on 9/11.

FP: If Osama has nukes, what is he waiting for? And can the panelists expand on the evidence that the Soviets hid WMDs in Western countries?

Williams: A defining characteristic of bin Laden is patience. His favorite Islamic verse is as follows: "I will be patient until Patience is outworn by patience."

He started plotting the 1998 bombings of the U.S. embassies in Kenya and Tanzania when he was in the Sudan in 1993; the attack of the USS Cole was more than two years in the making and eight years passed between the first attack on the World Trade Center and the second.

The planned American Hiroshima is enormous in scope. It requires not only development and (in some cases) rebuilding of the weapons along with codification for detonation but also forward deployment, site preparation and precise strategic coordination with scattered cells.

Why the wait? Bin Laden will not allow the attack to take place unless there is certainty of success. His entire resources (including the gains from the poppy fields) have been spent on this operation. After scrutinizing the situation and analyzing the data, Bill Keller, editor of The New York Times, said that the "best reason" for thinking that the nuclear attack by al-Qaeda will NOT happen is because "it hasn't happened yet," adding this conclusion represents "terrible logic."

I agree with him.

Bin Laden can't sit on these weapons for years. They require constant maintenance. At any given time, a tactical nuke exudes a temperature in excess of 100 degrees Fahrenheit. This means that they are prone to oxidation and rust. Moreover, the triggers that emit large quantities of neutrons at high speeds decay rapidly and have short half-lives – most would become useless without maintenance in less than four months. The nuclear cores also are subject to decay and over the course of several years would fall below the critical mass threshold. Though the shells that encase the cores are the most durable parts of the weapons, they, too, are subject to contamination. The tritium used to compensate for the required amount of conventional explosives to compress the fissile core within the compact devices is less of an issue since it has a half-life of 12.3 years. Taking all things into consideration, the attack should occur within the near future.

Regarding the question of buried nukes, Curt Weldon (R-PA), Chairman of the House Armed Services Subcommittee, announced in 1999 that the Soviets had planted a number of such weapons at strategic locations throughout the U. S. These weapons, Weldon argued, were to be recovered when the Cold War became hot and were to be used for the blowing up of dams, power stations, telecommunications centers, and landing strips for Air Force One. "There is no doubt that the Soviets stored material in this country," Weldon said. "The question is what and where."

Two years later, Congressman Weldon's statement about the buried nukes was verified by Col. Stanislav Lunev, the highest-ranking military spy to defect from the Soviet Union and the leading confidential source on Russia's nuclear arsenal. Lunev told a Congressional committee that nuclear suitcase bombs, indeed, had been buried in the U. S., although he could not pinpoint the exact locations. Such information, Lunev said, remains secret since Russian officials remain convinced that a nuclear conflict between Russia and the U. S. remains "inevitable" despite the collapse of communism and the spirit of perestroika. The colonel concluded his remarks by saying: "And just now what we are talking about, location of technical nuclear devices, these places we have selected extremely carefully for a long, long period of time, and to believe it is possible to find these places just like that without using extremely, extremely large resources of the country, I don't think that it would be realistic until the Russian government, which still has the keys to these locations, will disclose their locations."

Col. Lunev's comments could be dismissed as less than credible, save for the fact that his testimony was upheld by Vasili Mitrakhin, who served as a chief archivist for the KGB. Mitrakhin confirmed to the same committee that secret stockpiles of suitcase nuclear devices had been buried in upstate New York, California, Texas, and Minnesota. FBI Director Louis Freech, in the wake of these reports, ordered a team of nuclear technicians to excavate several sites around Brainerd. The findings of the excavations remain confidential.

Belgian officials, however, testified that they had found three secret depots with radio sets and tactical nukes that had been buried in Belgium by the Soviets during the Cold War.

The number of nukes that remain buried in the United States is anyone's guess. The Soviets produced more than seven hundred portable tactical nukes for the KGB in the thirty year period from 1960 to 1990. These weapons were placed under the care of SPETZNAZ technicians for deployment and detonation. Many of these technicians, during the 1990s, were sought out and employed by al Qaeda.

The threat of the buried nukes is contingent on maintenance. Did these nukes receive proper care? If not, they pose no significant threat to national security. For example, the triggers that emit large quantities of neutrons at high speeds would decay rapidly causing the bomb to produce a pop rather than a boom.

Of infinitely greater concern are the "bespoke nukes" that were developed for al Qaeda by Russian and Chinese scientists and officials from the A. Q. Khan Research Facility. These weapons were developed for the American Hiroshima and received loving care from bin Laden and company.

FP: This is all extremely frightening and depressing.

One hope is that the Soviet nukes on our territory, *if they* are there, have turned into duds due to lack of maintenance.

But in general, is there any room for optimism here? Any hope that the ultimate nightmare can be stopped somehow?

Kushner: Dr .Williams, Mr. Dastych, and Mr. Mir do indeed paint a very ominous picture. Can we stop this nightmare? Do we hope that missing cold-war nukes are no longer capable of inflicting catastrophic damage?

Yes, we can ponder these questions. We do.

In my latest book, "Holy War on the Home Front," I write about the Buddhist parable of three blind men asked to describe an object by touch. In describing an elephant, the blind man holding the tail says it's a snake, the man holding the trunk says it's a giraffe, and the one holding the leg says it's a tree stump. None could assembler the "whole" from its separate "pieces." In the same way, it's time we stopped allowing the whole of Islam's Holy War on America to be described by politicians, journalists, and others familiar with only part of it.

The only explanation as to why we continue to ignore radical Islam in America is that demands of political correctness has made us so afraid of being branded racists that we force ourselves to be color blind, identity blind, and gender blind till we end up, quite simply, totally blind.

The rules changed on 9/11. It was radical Islam's signal that from that day on, all weapons of terror, including nuclear weapons, could and would be used, and that the fight is to the death.

We have to stop fighting the Holy War with a Cold War mentality; stop radical Islam from using our constitutional *rights* to shield itself; make sure that none of the millions of ocean cargo containers coming to the United States contains a nuclear weapon; and hold our elected officials to one simple unambiguous standard—results.

Had 9/11 not alerted America to the terrorists within it, had the terrorists waited just a few more years, radical Islam inside this country would have reached its goal: America riddled with a fully operational terrorist infrastructure, an environment where Islamic network agents' homes held nuclear weapons instead of guns, and enough radical Muslim operatives and traitors to undermine this country form within—and they may be closer to it than we think.

Dastych: I agree with Dr. Kushner that we have to stop fighting a terrorist war (Holy War? Jihad?) with an obsolete Cold War mentality. And what is that Cold War mentality? It is a strong belief, formed over the last 61 years, since the first American nuclear test on the 16th of July 1945, that the nuclear proliferation can be controlled by the major state powers.

Even during the Cold War, the U.S.A. and the USSR couldn't help to prevent communist China, India, Pakistan and Israel from obtaining their own nuclear weapons. On the opposite end, the great powers were sometimes instrumental in the promotion of the nuclear proliferation to regional state powers, like France - to Israel, USSR - to India, China - to Pakistan; and recently a regional power: Pakistan to North Korea (through Dr. A.Q. Khan's network).

Efforts were made to persuade other countries to abandon their nuclear ambitions. There were two principal ways of doing so: either by force (by an Israeli attack on the Osirak reactor in Iraq) or by peaceful means, like a conciliatory mission of an Israeli nuclear expert, the late Shalheveth Freier, in Argentina and Brasil, or a voluntary resignation of the nuclear weapons, declared by Nelson Mandela in South Africa, or - recently - by a combination of pressure and persuasion applied to Gaddafi's Libya by the United States. But none of these methods worked in case of North Korea, and probably they also won't work in Iran.

The very fresh, October 9, nuclear test performed by North Korea could begin a "new era" of uncontrolled nuclear proliferation, probably leading to war. And then, the non-state factor: international terrorism. My own experience of the 1990's in monitoring a part of the illegal nuclear market, Mr. Mir's eyewitness encounters with Osama bin Laden, Dr. Ayman al-Zawahiri and a number of other Jihadists, and Dr. Williams' years of careful research into the problem of nuclear terrorism, menacing the United States - lead me to a rather sinister conclusion: it can't be stopped by methods that could work in the Cold War era.

Since 1945, there were carried out over 2,000 nuclear tests - all by sovereign states. From 1946 until 1983, there happened 16 nuclear crises, including such serious cases as the Cuban Missile Crisis of 1962, or the Middle East crisis of 1973. In that time, the World survived 107 months of crises, involving threats by nuclear weapons, and lasting from one day (Iran 1946) to 24 months (USA-USSR confrontation in 1983). The great majority of these crises were overcome by the nuclear showmanship of the United States, and only two times (Suez 1956, and Cuba 1962) by an agreement of the U.S. and USSR, following strong demonstrations of nuclear capability of the two super-powers.

Thank God, all these crises never produced a nuclear war, even we had been very close to it. But the present situation is much worse: it's a chaotic world, with the United States as a lone-star super-power, and with Russia and China as the nuclear proliferators and rivals of the U.S.A. Yet, I hope that much can be done to improve our security and to prevent an uncontrolled outburst of a local or regional nuclear war. First of all, we have to fight on the media front: to remove the cowardly and completely unnecessary "political correctness" that prevents the main stream media from reporting the truth about the present nuclear danger.

People in America, and in the West as such, should be informed, timely and precisely, about real and inevitable threats, posed by terrorists and by terror-sponsoring states. But this information has to be verified and supported by specialists. It's a big error, for example, that so few nuclear physicists and other experts display courage and speak up in the media, in stead of taking cover behind the Government's secrecy. In fact, as the nuclear terrorism is concerned, I know only one competent and famous nuclear physicist, who dared to present his views openly: Dr. Sam Cohen, the inventor of the neutron bomb.

To conclude: I am not in favor of "scare-mongering" and of linking the present nuclear terrorist threat to Bible prophecies of "Doomsday" or "Armageddon". This is silly and primitive. The information must be rational, well targeted and timely, if possible, it should be backed by specialists - nuclear scientists and engineers. It should also go through a number of trustworthy media channels, even if it were transferred through the Internet. Ordinary people may be of great help in the process of prevention of terrorist nuclear attacks. But they must be told what to do. A personal remark: after a series of my own articles, and the joint ones, written with Dr. Williams, I am still receiving dozens of e-mails from ordinary people in the United States, Canada and Europe, and even from Muslim countries and Japan. These people usually ask: what should we do? How could we save ourselves? It's our primary task to reply to them, and to tell them that the nuclear threat is not the end of the World.

Mir: I am always very careful in speaking and writing about "American Hiroshima". I am against making sweeping statements. I don't have any evidence that Al Qaeda has access to Russian WMDs hidden in the U.S., but I have met more than two Al Qaeda operators who were involved in the purchase of suitcase nukes from Russia between 1998 and 2001. I am sure that Al Qaeda is prepared to organize new attacks inside USA not only with some suitcase nukes but also with some dirty bombs. I don't want to repeat my mistake of 1998.

What was that mistake? OBL told me in May 1998 that he will attack the U.A. I just ignored his threat. Within three months of my second interview with him, he attacked U.S. embassies in Africa in August 1998. I thought that this was the end but then he attacked the USS Cole in Yemen in 2000. Finally he organized 9/11. Now he is saying that he will attack USA again. I will not underestimate him this time. He is definitely making claims of new attacks after some preparations.

Right now he is succeeding without attacking inside the U.S. September 11 killed around 3000 people. Most of them were innocent civilians, but after 9/11 the U.S. has lost around 3000 soldiers in Iraq and Afghanistan without gaining anything. I think the U.S. has lost its war against terror.UK Generals want to come back from Iraq, French Generals are looking for some excuses to come back from Afghanistan. OBL is waiting for more hatred to spread, he will be the ultimate beneficiary of the hatred because this time he wants to become a hero after an attack bigger than 9/11. He would not like to be condemned at least by Muslim masses and that is why he wants Muslims to leave the U.S. After another attack he can say that he is not responsible for the killing of Muslims in the U.S. because he warned them but they never listened.

We have to take his threats seriously and we must try to prevent another attack bigger than 9/11 because another attack inside the U.S. may destabilize the international peace. It may be the beginning of a clash between two civilizations and that is what OBL is dreaming from many years. Would you like to play in his hands?

FP: If you are speaking to me, no I don't think we should play into Osama's hands, and I don't think anyone in the Bush administration wants to do that. I hear a lot of criticism here of U.S. policy in the subtext yet no real alternatives to what needs to be done. With all due respect, I am not sure what you mean when you say that "most" of the victims of 9/11 were "innocent civilians." Who amongst the victims *was not* innocent if you don't mind me asking?

I think it is a bit premature to say that the U.S. has lost its war against terror. The war is on. Two ruthless tyrannies have been overthrown. My question is: do you wish for a U.S. victory in the war on terror? Moreover, what solutions do you propose for the conflicts in Iraq and Afghanistan? Surely you see the disaster and tragedy -- and bloodbath -- that will follow if the U.S. extricates itself overnight?

Mir: I think that all the civilians killed on 9/11 were innocent but there were some military people who lost their lives after an attack on Pentagon the same day. Their status was different from the civilians. Al Qaeda and US military have been fighting against each other from 1993. US military and Pakistani military was together in Somalia in 1993 where Al Qaeda killed more than 20 Pakistani soldiers. All the civilians who were killed in Iraq and Afghanistan by US bombing after 9/11 were also innocent but the status of Taliban and Al Qaeda fighters killed by US bombings have a different status.

The problem between Osama bin Laden and the U.S. started after the first Gulf war of 1990. Osama wanted to fight against Saddam Hussein but the Saudi government invited US troops into their lands. The presence of US troops on Saudi soil provided Osama an opportunity to exploit the situation and he announced a Jihad against the U.S.

Now Saddam is arrested, so what is the use of US troops on Saudi soil? Are they promoting democracy in Saudi Arabia? No sir, they are protecting a tyrannical regime of a country where women are banned to drive even vehicles. Don't give me this lesson that US troops have liberated Iraq and Afghanistan in the last five years. They have not contained terror. They have promoted and produced more terror, more hatred and more insecurity.

US policies have provided Al Qaeda a new breeding ground in Iraq. The war against terror was started against those who masterminded the 9/11 attacks. The Taliban and Al Qaeda were on the run in 2002, but after the US invasion of Iraq in 2003,the Taliban and Al Qaeda started regrouping in Afghanistan.

Most of the Al Qaeda fighters migrated to Iraq, like Abu Masab al Zarqawi and established new training camps there. Today Al Qaeda is training hundreds of young people in Iraq and the Taliban are also back in Afghanistan. Come and visit Afghanistan with me, you will see that who is winning this war. There were no suicide attacks in Pakistan and Afghanistan before 9/11, but now we see suicide attacks every day.

If the suicide attacks are increasing, if the British and Pakistani troops are trying to make peace deals with Taliban, I am not ready to believe that anybody is winning the war against terror. The world is becoming more unsafe day by day. Several days ago, two rockets with detonators were found just few hundred meters away from my office, which is very close to the President's house in Islamabad. I was working in my office that day, when rockets were found. I felt that I am living in the most unsafe place. The boys who were arrested in the suspicion of placing rockets close to Musharraf's office are young medical students. Who radicalised their minds? They were not graduated from religious schools; they just developed hatred out of bad U.S. policies.

The war against terror was not started against two regimes; it was started against Osama bin Ladin and Al Qaeda. Have you arrested or killed Osama? Have you wiped out Al Qaeda? Have you got any WMD's in Iraq? You have only increased the support of Al Qaeda in the Muslim world via the Abu Gharib jail in Iraq.

It's not only the US which is fighting the war against terror. More than 37 countries have sent their troops in Afghanistan. All of them are fighting this war. I wish a victory for all of them but they cannot win this war by taking dictation from the US. They have to make policy against terrorism according to their own interests and according to the changing ground realities.

Today, Osama bin Ladin is the most popular person in Saudi Arabia. He is popular not because of his ideology but by default, because most of the Saudis don't like the presence of US troops in Saudi Arabia. If US troops come back from Saudi Arabia there is no harm. Osama bin Ladin will lose a big excuse to abuse the U.S. Stop supporting tyrannical regimes and dictators in our part of the world. This is the only way of containing the growing hatred against the U.S. Promote real democracy, don't fear that Hamas-like movements will come to power through democracy; engage them in talks. Strengthen the U.N. Use U.N. forces in Iraq and Afghanistan instead of using US and NATO forces. If the U.N. forces can take over South Lebanon from Hizbollah, then the same UN forces can be used in Iraq and Afghanistan. Use forces of Asian and African countries in Iraq and Afghanistan, instead of using western forces.

We see disaster and tragedy every day around us. It is increasing. The West and its allies have lost the so-called war on terrorism. Now they are pushing us to a clash of civilizations.

FP: The innocent civilians who have been killed in Iraq and Afghanistan by U.S. bombing have died as regrettable and unintended tragedies of war. The U.S. did not and does not seek to kill innocent civilians, and it always tries its best, as do the Israelis, to keep civilian casualties and deaths as low as possible. Jihadists kill innocents intentionally. Killing innocent life is their main purpose. There is a big difference here and no moral analogy.

Yes, the U.S. liberated Iraq and Afghanistan from two vicious and sadistic fascist regimes. Unfortunately, there are totalitarian forces who do not wish democracy to be planted in those two nations. So they perpetrate terror. If the U.S. withdraws from this conflict, a bloodbath will follow and the forces of radical Islam and jihad will be emboldened everywhere. I don't understand what is so complicated about this and why it is difficult to understand how crucial it is that the U.S. prevails in its missions in both Iraq and Afghanistan.

The point that many Muslim terrorists' minds are radicalized by "bad" U.S. policies, in my view, is illegitimate. I'll tell you what "radicalizes" many of those who end up perpetrating terror: freedom and liberty. Those who seek comfort in totalitarian structures hate those forces that threaten to bring individual freedom and liberty into their spheres and so they seek to destroy them. The terrorists who wage their violence are not inspired by anger toward U.S. policies; they do what they do because they are terrified of the prospect that democracy, and the freedom of conscience of every individual, and the rights of women, minorities and homosexuals, might penetrate their own cultures.

Yes, there is a great complexity in our involvement with the Saudis and with some of the regimes we are allied with the Middle East. There also exists a great danger of the devil we know being better than the devil we don't know. Some changes might be required in the near future, especially with the Saudis, but it is unwise just to alter numerous policies overnight without the realization that more dangerous threats can emerge in the vacuum we leave behind.

Mr. Mir, your argument that U.N. forces, and Asian and African countries, should be left to do the job in Iraq and Afghanistan is, I hope, your sense of humor. The terror war has not been lost. But if we leave it to the U.N. to defeat Islamism, it will be lost for sure.

Paul Williams, any observations on Mr. Mir's diagnosis and prescriptions for the conflict we are in?

Williams: We have regressed from a discussion of nuclear terrorism to an evaluation of the purpose and mission of the United Nations (an organization which former Israeli Prime Minister Benjamin Netanyahu aptly labelled 'United Nothing'). This switch in discussion is tantamount to transforming a moose into a mouse. All clear thinking, as St.

Thomas Aquinas taught us, comes from making distinctions between subjects. For this reason, I'll opt to say nothing with the hope that heads become cleared and intelligent discussion can proceed within the set parameters.

FP: Well thank you sir. Unfortunately we are nearing the end of our discussion.

Yes, our topic in this symposium was nuclear terrorism and I am grateful to all of you for having provided your wisdom on it.

Even if the topic of a symposium was the cause of global warming and someone started to engage in Holocaust or Gulag Denial, unfortunately I would have to stray from the topic and counter such denial.

So the same with our symposium. If someone is going to start applying moral equivalency between our side and the terrorists, I simply can't let it go. Just like I can't overlook the diagnosis that Islamist rage at us has more to do with our policies than with a hatred of freedom. Moreover, I can't let go unchecked a prescription (i.e. cut-and-run from Iraq) that will result in a nightmarish setback for us in this terror war and in a horrible bloodbath that will follow.

More importantly, these issues *are not* disconnected from our main topic today. Why we are in this war and the importance of us maintaining the course in Iraq and Afghanistan is directly connected to the danger of nuclear terror. If we cut and run, and if we confuse why and how our enemies hate us, we will facilitate the possibility of a nuclear horror being perpetrated against us.

In any case, David Dastych, your final comment please.

Dastych: Thank you, Jamie, for allowing me to add my final comments. Even, if we went a bit astray from the main topic - the nuclear terrorist threat - we have to consider the opinions and the feelings of our Muslim allies and friends, such as Mr. Hamid Mir, whom I trust and understand. He shows us that, in fact, the Muslim world developed a strong hatred of the United States and of the West in general. I think that some erroneous policies or practices of the United States (like Abu Ghraib or Guantanamo abuses, or unjustified bombing) are not the main cause of this hatred. Its principal cause is the radicalization of Islam in some countries, strongly supported by the Saudi Wahhabi religious centers and by Saudi financial contributions.

In the U.S. and in Europe, and also in Africa, most of the new mosques are built by Saudi money and run by radical clerics. This is the "landscape" for the radicalization of Muslim youths in the Western countries and beyond them. But the radical slogans, demonstrations, staged hatred rallies (like the recent anti-Benedict campaign) have not much in common with the proliferation of nuclear weapons, and with providing terrorists with these weapons. At this moment we have to make a clear distinction between some states, pursuing nuclear weaponization programs for their own sake (defense, protection, power ambitions) and these states, their governments or other organizations like some intelligence agencies, who deal with terrorists and do not hesitate to sell nuclear materials or weapons to them.

From my own experience and from what I can get from other sources, I conclude that some post-Soviet states, mainly Russia, were the main providers of small, tactical nuclear weapons and of nuclear materials to terrorist organizations, often through organized crime contacts. I cannot exclude from this group other states or organizations (like the already broken Dr. Khan's network in Pakistan, like Libya or Syria, like North Korea and Iran). Therefore, I would like to repeat my previous statement that state-terrorist links are the most dangerous element of the present nuclear threat to the United States, its military forces and institutions abroad, and to Europe and other regions of the world.

And now: what should be done to push back and stop this threat? Apart from what is already done and being done by the U.S. Government agencies and similar institutions of our allies (Britain, Canada, Australia, France, Germany, Israel, Pakistan, Turkey, Poland and many other), there is a need for a multi-national, based in several countries, highly mobile and effective Special Force to intervene at any place of the globe, where a WMD (not only nuclear) threat has been identified and uncovered.

Efficient intelligence, based on technical and human means, should be used to discover and locate the WMD plots, and a mobile force should be immediately used to kill or capture the perpetrators and to seize the weapons. In addition to that, true and timely information and education should be provided to all citizens by the media, including the mainstream media. Ordinary people, living in the U.S., in Europe and other countries, can be of great help to the authorities in detecting dangerous activities. But they have to be told what to look for.

As to the wars and other operations against terrorists: the U.S., NATO and other allied military forces should stay in Iraq and in Afghanistan as long as it will be necessary to fight the terrorists and radicals. To withdraw now, without a break-through, could be a sign of weakness and an encouragement to the terrorists and radicals to continue their fight. The U.S. government should examine a possibility to withdraw its military forces from Saudi Arabia, leaving the Land of Two Holy Places to the Muslims. It could be a sign of good will.

FP: David Dastych, Harvey W. Kushner, Paul Williams, and Hamid Mir, thank you for joining Frontpage Symposium.

Iran's Obsession with the Jews

Denying the Holocaust, desiring another one.

by Matthias Küntzel 02/19/2007, The Weekly Standard, Volume 012, Issue 22

On December 12, 2006, Iranian president Mahmoud Ahmadinejad personally brought to a close the infamous Holocaust deniers' conference in Tehran. A strange parade of speakers had passed across the podium: former Ku Klux Klan leader David Duke, the nutty followers of the anti-Zionist Jewish sect Neturei Karta, and officials of the neo-Nazi German National party, along with the familiar handful of professional Holocaust deniers. Frederick Töben had delivered a lecture entitled "The Holocaust--A Murder Weapon." Frenchman Robert Faurisson had called the Holocaust a "fairy tale," while his American colleague Veronica Clark had explained that "the Jews made money in Auschwitz." A professor named McNally had declared that to regard the Holocaust as a fact is as ludicrous as believing in "magicians and witches." Finally, the Belgian Leonardo Clerici had offered the following explanation in his capacity as a Muslim: "I believe that the value of metaphysics is greater than the value of history."

If this motley crew had assembled in a pub in Melbourne, nobody would have paid the slightest attention. What gave the event historical significance was that it was held by invitation, at the Iranian foreign ministry: on government premises, in a country that disposes of the world's second-largest oil reserves (after Saudi Arabia) and second-largest natural gas reserves (after Russia). And in this setting, the remarks quoted above provoked not dismissive laughter, but applause and attentive nods. On the walls hung photographs of corpses with the inscription "Myth," and others of laughing concentration camp survivors with the inscription "Truth." The Tehran deniers' conference marks a turning point not only because of its state sponsorship, but also because of its purpose. Up until now, Holocaust deniers have wanted to revise the past. Today, they want to shape the future: to prepare the way for the next Holocaust.

In his opening speech to the conference, the Iranian foreign minister, Manucher Mottaki, left no doubt on this point: If "the official version of the Holocaust is called into question," Mottaki said, then "the nature and identity of Israel" must also be called into question. The purpose of denying, among all the Nazis' war measures, specifically the persecution of the Jews is to undermine a central motive for the establishment of the state of Israel. Auschwitz is delegitimized in order to legitimize the elimination of Israel--that is, a second genocide. If it should turn out, however, that the Holocaust did happen after all, Ahmadinejad explains that it would have been a result of European policies, and any homeland for the Jews would belong not in Palestine but in Europe. Either way, the result is the same: Israel must vanish.

This focus explains why the conference's sponsors attached so much importance to the participation of a delegation from the Jewish sect Neturei Karta. Although it does not deny the Holocaust, the sect welcomes the destruction of Israel. That objective was the common denominator uniting all the participants in the conference. In his closing speech, Ahmadinejad formulated it with perfect clarity: "The life-curve of the Zionist regime has begun its descent, and it is now on a downward slope towards its fall. . . . The Zionist regime will be wiped out, and humanity will be liberated."

Holocaust Denial and the nuclear program.

Just as Hitler sought to "liberate" humanity by murdering the Jews, so Ahmadinejad believes he can "liberate" humanity by eradicating Israel. The deniers' conference as an instrument for propagating this project is intimately linked to the nuclear program as an instrument for realizing it. Five years ago, in December 2001, former Iranian president Hashemi Rafsanjani first boasted that "the use of even one nuclear bomb inside Israel will destroy everything," whereas the damage to the Islamic world of a potential retaliatory nuclear attack could be limited: "It is not irrational to contemplate such an eventuality." While the Islamic world could sacrifice hundreds of thousands of "martyrs" in an Israeli retaliatory strike without disappearing--so goes Rafsanjani's argument--Israel would be history after the first bomb.

It is precisely this suicidal outlook that distinguishes the Iranian nuclear weapons program from those of all other countries and makes it uniquely dangerous. As long ago as 1980, Khomeini put it this way: "We do not worship Iran, we worship Allah. For patriotism is another name for paganism. I say let this land [Iran] burn. I say let this land go up in smoke, provided Islam emerges triumphant in the rest of the world."

Anyone inclined to dismiss the significance of such statements might want to consider the proclamation made by Mohammad Hassan Rahimian, representative of the Iranian Supreme Leader Ali Khamenei, who stands even higher in the Iranian hierarchy than Ahmadinejad. A few months ago, on November 16, 2006, Rahimian explained: "The Jew"--not the Zionist, note, but the Jew--"is the most obstinate enemy of the devout. And the main war will determine the destiny of mankind. . . . The reappearance of the Twelfth Imam will lead to a war between Israel and the Shia." The country that has been the first to make Holocaust denial a principle of its foreign policy is likewise the first openly to threaten another U.N. member state with, not invasion or annexation, but annihilation.

Yet it's all confusing. Why, if Iran wishes Israel ill, does it deny the Holocaust rather than applaud it? Ahmadinejad's Holocaust denial has been especially well received in the Arab world, where it has won praise from Hezbollah, the Egyptian Muslim Brotherhood, and Hamas. Yet in the Arab world,

Hitler is admired not for building highways or conquering Paris, but for murdering Jews. How can Holocaust denial be most prevalent in a region where admiration for Hitler remains widespread? To unlock this paradox it is necessary to examine the anti-Semitic mind.

Brother Hitler and Eichmann the Martyr

Holocaust denial is anti-Semitism at its most extreme. Whoever declares Auschwitz a myth implicitly portrays the Jews as the enemy of humanity: The assumption is that the all-powerful Jews, for filthy lucre, have been duping the rest of humanity for the past 60 years. Whoever talks of the "so-called Holocaust" implies that over 90 percent of the world's media and university professorships are controlled by Jews and are thereby cut off from the "real" truth. No one who accuses Jews of such perfidy can sincerely regret Hitler's Final Solution. For this reason alone, every denial of the Holocaust contains an appeal to repeat it.

Consider this passage written by an Egyptian columnist for the state-controlled newspaper *Al-Akhbar*, Egypt's second-largest daily, and published in April 2002:

> The entire matter [of the Holocaust], as many French and British scientists and researchers have proven, is nothing more than a huge Israeli plot aimed at extorting the German government in particular and the European countries in general. But I, personally and in light of this imaginary tale, complain to Hitler, even saying to him from the bottom of my heart, "If only you had done it, brother, if only it had really happened, so that the world could sigh in relief [without] their evil and sin."

Often, however, enthusiasm for the Holocaust is expressed unvarnished. In 1961, when the trial of Adolf Eichmann dominated the headlines, such enthusiasm became evident for the first time. The Jordanian *Jerusalem Times* published an "Open Letter to Eichmann," which stated: "By liquidating six million you have . . . conferred a real blessing on humanity. . . . But the brave Eichmann can find solace in the fact that this trial will one day culminate in the liquidation of the remaining six million to avenge your blood." Arab writers such as Abdullah al-Tall eulogized "the martyr Eichmann," "who fell in the Holy War." In her book *Eichmann in Jerusalem*, Hannah Arendt summarized the mood in the Arab world:

> The newspapers in Damascus and Beirut, in Cairo and Jordan did not conceal either their sympathy for Eichmann or their regret that he "did not finish the job"; a radio broadcast from Cairo on the opening day of the trial even included a little sideswipe at the Germans, reproaching them for the fact that "in the last war, no German plane had ever flown over and bombed a Jewish settlement."

This heartfelt desire to see all Jews exterminated was reiterated in the Egyptian daily *Al-Akhbar* in April 2001 by the columnist Ahmad Ragab: "[Give] thanks to Hitler. He took revenge on the Israelis in advance, on behalf of the Palestinians. Our one complaint against him was that his revenge was not complete enough."

Obviously, from a logical point of view, enthusiasm for the Holocaust is incompatible with its denial. Logic, however, is beside the point. Anti-Semitism is built upon an emotional infrastructure that substitutes for reason an ephemeral combination of mutually exclusive attributions, all arising from hatred of everything Jewish. As a result, many contradictory anti-Jewish interpretations of the Holocaust can be deployed simultaneously: (1) the extermination of millions was a good thing; (2) the extermination of millions was a Zionist fabrication; (3) the Holocaust resulted from a Jewish conspiracy against Germany that Hitler thwarted and punished; (4) the Holocaust was a joint enterprise of the Zionists and Nazis; (5) the Zionists' "Holocaust industry" exaggerates the murder of the Jews for self-interested reasons; (6) Israeli actions against the Palestinians are the "true" Holocaust--and so on.

We are dealing here with a parallel universe in which the reality principle is ignored, and blatantly contradictory fantasies about Jews all have their place so long as they serve to reinforce anti-Semitic paranoia and hatred: a universe in which the laws of reason have been abolished and all mental energy is harnessed to the cause of anti-Semitism.

Amid the confusion, this universe is characterized by two constants: the refusal to come to terms with the facts of the Holocaust as it actually took place; and a willingness to find in the Holocaust a source of encouragement and inspiration, a precedent proving that it is possible to murder Jews by the million. This is why the precise content of Ahmadinejad's Holocaust tirades is not the issue. He is obsessed with the subject because he is fascinated by the possibility of a second Holocaust.

Why, then, did Ahmadinejad repeatedly and publicly embrace the ultra-orthodox Jews at the conference? Why did he personally greet every Jew present and say that "Zionism should be strictly separated from the Jewish faith"? Let us take a look at modern anti-Semitism in Iran.

Ahmadinejad and the Jews

Ahmadinejad's great inspiration, the Ayatollah Khomeini, not only recognized the mobilizing power of anti-Semitism in the struggle against the shah, he made use of it himself, as far back as the 1960s. "I know that you do not want Iran to lie under the boots of the Jews," he cried out to his supporters on April 13, 1963. That same year, he called the shah a Jew in disguise and accused him of taking orders from Israel. This drew a huge response from the public. Khomeini had found his theme.

Khomeini's biographer Amir Taheri writes: "The Ayatollah was by now convinced that the central political theme of contemporary life was an elaborate and highly complex conspiracy by the Jews--'who controlled everything'--to 'emasculate Islam' and dominate the world thanks to the natural wealth of the Muslim nations." When in June 1963 thousands of Khomeini-influenced theology students set off to Tehran for a demonstration and were brutally stopped by the shah's security forces, Khomeini channeled all their anger toward the Jewish nation: "Israel does not want the Koran to survive in this country. . . . It is destroying us. It is destroying you and the nation. It wants to take possession of the economy. It wants to demolish our trade and agriculture. It wants to grab the wealth of the country."

After the Six Day War of 1967, the anti-Semitic agitation, which drew no distinction between Jews and Israelis, intensified. "[I]t was [the Jews] who first established anti-Islamic propaganda and engaged in various stratagems, and as you can see, this activity continues down to the present," Khomeini wrote in 1970 in his principal work, *Islamic Government*. "[T]he Jews . . . wish to establish Jewish domination throughout the world. Since they are a cunning and resourceful group of people, I fear that . . . they may one day achieve their goal." Then in September 1977, he declared, "The Jews have grasped the world with both hands and are devouring it with an insatiable appetite, they are devouring America and have now turned their attention to Iran and still they are not satisfied." Two years later, Khomeini was the unchallenged leader of the Iranian revolution.

Khomeini's anti-Semitic attacks found favor with the opponents of the shah, both leftists and Islamists. His anti-Semitism ran along the same lines as *The Protocols of the Elders of Zion*, the turn-of-the-century hoax beloved of the Nazis that purports to expose a Jewish conspiracy to rule the world. *The Protocols* was published in Persian in the summer of 1978 and was widely disseminated as a weapon against the shah, Israel, and the Jews. In 1984, the newspaper *Imam*, published by the Iranian embassy in London, printed excerpts from *The Protocols*. In 1985, Iranian state authorities did a mass printing of a new edition. Somewhat later, the periodical *Eslami* serialized *The Protocols* under the title "The Smell of Blood: Jewish Conspiracies."

Just two years ago, in 2005, at the Iranian booth at the Frankfurt Book Fair, I was readily able to buy an English edition of *The Protocols* published by the Islamic Propagation Organization of the Islamic Republic of Iran. Other anti-Semitic classics were also available, such as Henry Ford's *The International Jew* and Mohammad Taqi Taqipour's screed *Tale of the "Chosen People" and the Legend of "Historical Right."* The cover of the latter volume caught my eye: a red Star of David superimposed over a grey skull and a yellow map of the world.

Obviously, even after the death of Khomeini in 1989, the worldwide dissemination of anti- Semitism by Iran continued.

The fact that 25,000 Jews now live in Iran, making it the largest Jewish community in a Muslim country, is not incompatible with the foregoing. The Jews in Iran are made clearly to feel their subordinate Dhimmi status. Thus, they are not allowed to occupy higher positions than Muslims and so are disqualified from the leading ranks in politics and the military. They are not allowed to serve as witnesses in court, and Jewish schools must be managed by Muslims and stay open on the Sabbath. Books in the Hebrew language are forbidden. Up to the present, the regime, which has time and again published anti-Semitic texts and caricatures, has prevented such hate-mongering from resulting in violence against Jews. Nevertheless, the combination of incitement and restraint leaves the Jewish community in a state of permanent insecurity. Today, the Jewish community serves Ahmadinejad not only as an alibi in his power game, but also increasingly as a deterrent: In the event of an Israeli attack on Iranian nuclear facilities, this community would find itself hostage and vulnerable to acts of reprisal.

Irrespective of the leeway that Ahmadinejad has, for the time being, left the Iranian Jews, his rhetoric is steeped in an anti-Semitism that is unprecedented for a state leader since World War II. Ahmadinejad does not say "Jews" are conspiring to rule the world. He says, "Two thousand Zionists want to rule the world." He says, "The Zionists" have for 60 years now blackmailed "all Western governments." "The Zionists have imposed themselves on a substantial portion of the banking, financial, cultural, and media sectors." "The Zionists" fabricated the Danish Muhammad cartoons. "The Zionists" are responsible for the destruction of the dome of the Golden Mosque in Iraq.

The pattern is familiar. Ahmadinejad is not a racist social Darwinist who, Hitler-like, wants to eliminate every last trace of "Jewish blood." The term "half-Jew" is not used in Islamist discourse. But he invests the word "Zionist" with exactly the same meaning Hitler poured into "Jew": the incarnation of evil.

The Iranian regime can court the Jewish Israel- haters of Neturei Karta all it wants, but anyone who makes Jews responsible for the ills of the world–whether calling them Judas or Zionists--is clearly driven by an anti-Semitism of genocidal potential. Demonization of Jews, Holocaust denial, and the will to eliminate Israel--these are the three elements of an ideological constellation that collapses as soon as any one of them is removed.

Ahmadinejad inhabits a delusional world that is sealed off from reality. The louder the liberal West protests against Holocaust denial or the Islamists' demands for the destruction of Israel, the more conviced Ahmadinejad becomes of Zionist domination. In a conversation with the editors of the German newsweekly *Der Spiegel*, the Iranian president reacted as follows to the remark that the magazine does not question Israel's right to exist: "I am glad that you are honest people and say that you are required to support the Zionists." Only when we too finally realize that the Holocaust is a Jewish lie--only when we too want to annihilate Israel--only then will Ahmadinejad be convinced that we are academically credible and politically free. It is this lunacy that makes the revolutionary mission of the Iranian leadership so dangerous.

Which brings us to the question of the broader significance of Iranian Holocaust denial. The Islamist mission is by no means restricted to Israel.

"Historical War"

In his first speech on the guiding principles of his politics, Ahmadinejad made this clear: "We are in the process of an historical war, . . . and this war has been going on for hundreds of years," he declared in October 2005. This is a war, then, that is not fundamentally about the Middle East conflict and will not end with the elimination of Israel. He continued: "We have to understand the depth of the disgrace of the enemy, until our holy hatred expands continuously and strikes like a wave." This "holy hatred" is boundless and unconditional. It will not be mitigated by any form of Jewish or non-Jewish conduct--other than subordination to *sharia* and the Koran.

In his letter to George W. Bush, the Iranian president described his objective: "Those with insight can already hear the sounds of the shattering and fall of the ideology and thoughts of the liberal democratic systems." The letter also tells how the liberal democracies will be shattered. Even here (if slightly diluted), the ideology of martyrdom--*You love life, we love death*--is propagated: "A bad ending belongs only to those who have chosen the life of this world. . . . A good land and eternal paradise belong to those servants who fear His majesty and do not follow their lascivious selves."

Shiite Islamism confronts us with an adversary who reviles the achievements of modernity as Satan's work, who denounces the international system created after 1945 as a "Jewish-Christian conspiracy," and who therefore wishes to overturn the accepted historiography of the postwar period. At the start of the Holocaust deniers' conference, Foreign Minister Mottaki explained that the problem is the "wording of historical occurrences and their analysis [are written from] the perspective of the West." As against this "Western" historiography, Islamism wants to create a new historical "truth," in which the Holocaust is declared a myth, while the Twelfth Imam is deemed real. Whereas the delusional worldview of Holocaust denial is elevated to the norm, any deviation from it is denounced as a symptom of "Jewish domination."

Even as he is conducting his religious war, Ahmadinejad is also playing the role of a global populist. He addresses his speeches to all the world's "oppressed." He cultivates good relations with Fidel Castro and Hugo Chávez and ingratiates himself with the Western left by using anti-American rhetoric. His use of the word "Zionist" is strategic. It is the Trojan horse by which he makes his anti-Semitism respectable, allowing him to be at once an anti-Semite and Holocaust denier and the ultimate spokesman for the "oppressed nations."

Of course, Iran would not have to rely on Holocaust denial to pursue its strategic objectives. Yet Ahmadinejad insists on the point, in order to provide ideological undergirding to his push to destroy Israel. He also speculates that this project might win the approval of the Europeans. After all, in Europe the delegitimization of Israel has been going on for some time--if for different reasons. Recently the BBC organized a symposium on the question of whether Israel would still exist in 50 years. In a poll taken four years ago in the E.U., 59 percent saw Israel as "the biggest danger to world peace." Even in the United States, a growing number of intellectuals are convinced that Israel and its American supporters are the real source of the problems facing American foreign policy.

The alarm cannot be sounded loudly enough. If Iran is not put under pressure without delay and forced to choose between changing course and suffering devastating economic sanctions, the only remaining alternatives will be a bad one--the military option--and a dreadful one--the Iranian bomb.

Matthias Küntzel is a Hamburg-based political scientist and a research associate at the Vidal Sassoon International Center for the Study of Antisemitism at the Hebrew University of Jerusalem. His book Jihad and Jew-Hatred: On the New Anti-Jewish War *is forthcoming this year from Telos Press. This article was translated from German by Michael Bugajer and John Rosenthal.*

happy warrior

MARK STEYN – National Review, December 31, 2006

The Apocalyptic Jackpot

You gotta love these alternative theories for the murder of Alexander Litvinenko, the late "Russian dissident" (and there's a phrase one hadn't expected to make a comeback quite so soon). Relax, say the Kremlinologists (and there's another), it wasn't Putin who had the guy whacked. It was rogue elements within the state apparatus who gained access to supposedly secure facilities and then contaminated five international jets and dozens of joints all over London in order to pull off the world's first radiological assassination.

Oh, well, that's okay then. Nothing to worry about.

The late Mr. Litvinenko, on the other hand, added to the story some last-minute wrinkles of his own. On his deathbed, the former KGB agent converted to Islam and asked that one day his corpse be reburied in a peaceful and independent Chechnya.

Now what's that about? Well, like many in Russian political and media circles — including his fellow murder victim Anna Politkovskaya — Litvinenko had become intrigued by the 1999 Moscow apartment-house attacks that killed 300 people and provided the pretext for the Second Chechen War: Were they, in fact, a setup intended to advance the career of Vladimir Putin? In other words, his entire presidency is founded on a lie. One can understand why a belief in such a conspiracy might destroy one's faith in one's country, and even that it might lead one to embrace Chechen separatist leaders, as Litvinenko did. But it doesn't entirely explain the Muslim-conversion business.

I say somewhere or other in my new book that, just as the export of Russia's ideology was the biggest destabilizing factor in the last century, so the implosion of that ideology could be one of the biggest in this century. That's to say, what's left of the Soviet Union has hit the apocalyptic jackpot: The Middle East has Islamists, Africa has AIDS, and North Korea has nukes, but only Russia has the lot — a disease-riddled Slav population and a fast-growing Muslim population jostling atop a colossal nuclear arsenal. The Litvinenko murder is only the first of many stories in which Islam, nuclear materials, and Russian decline will intersect in novel ways.



Late convert
Getty

There are 10 million people in Moscow. Do you know how many of them are Muslim? Two and a half million. Or about a quarter of the population. The ethnic Russians are older; the Muslims are younger. The ethnic Russians are already in net population decline; the Muslim population in the country has increased by 40 percent in the last 15 years. Seven out of ten Russian pregnancies (according to some surveys) are aborted; in some Muslim communities, the fertility rate is ten babies per woman. Russian men have record rates of heart disease, liver disease, drug addiction, and AIDS; Muslims are the only guys in the country who aren't face down in the vodka.

Faced with these trends, most experts extrapolate: Thus, it's generally accepted that by mid-century the Russian Federation will be majority Muslim. But you don't really need to extrapolate when the future's already checking in at reception. The *Toronto Star* (which is Canada's biggest-selling newspaper and impeccably liberal) recently noted that by 2015 Muslims will make up a majority of Russia's army.

Hmm. That'll add an interesting dimension to the Chechen campaign. Say what you like about Russia but it doesn't want for plot twists. It is, in that sense, a textbook example of Donald Rumsfeld's "known unknowns": a thing we know we don't know. What will happen in Russia? A remorseless evolution into a majority-Muslim state? Bosnian-style civil war? The secession of a dozen or so of Russia's 89 federal regions? A Muslim military coup? Or a panicky attempt to arrest decline by selling off your few remaining assets, including national resources to the Chinese and nukes to anyone who wants them? None of us knows, but we should know enough to know we don't know. The Russia of 15 years ago is already ancient history.

Which brings me, alas, to the Iraq Study Group. This silly shallow report, of which James Baker, Lee Hamilton, and the rest should be ashamed, betrays no understanding of how fast events are moving. It falls back on the usual multilateral mood music. It wants Iraq, Iran, Syria, Israel, and everything else to be mediated by the transnational jet set — the Big Five at the U.N., the EU, the Arab League. Just for starters, look at the permanent members of the Security Council: America, Britain, France, Russia, China. What's the old line on those fellows? The World War II victory parade preserved in aspic? If only.

By 2050, Russia will be the umpteenth Muslim nuclear power, but the first with a permanent seat on the Security Council. Or maybe the second, if France gets there first. And, judging from London literary offerings like George Walden's *Time To Emigrate?*, Britain might not be far behind. But, as I said above, forget the extrapolations: Already, domestic Muslim constituencies are an important factor in the foreign-policy thinking of three out of the Big Five. Are Baker and Hamilton even aware of that?

As I always say, there is no "stability." We thought we'd "contained" Soviet Communism. Instead, the social pathologies that took hold during the Russian people's half-century of "containment" will have profound consequences for us and the rest of the world long after the last Commie is dead and buried.

happy warrior

MARK STEYN - National Review, February 12, 2007

Tea for Terrorists

'Mosque" is a term that covers a multitude of architectural sins these days, but the one at Regents Park in London is the real deal. Big golden dome above the treetops, 140-foot minaret. I used to live nearby and I must have strolled past it hundreds of times, and if I ever did give it a second glance in those days it was only to marvel: "Wow! That Hindu temple is totally awesome."

I walked by it the other week for the first time in a long while. How did it get to sit on such a piece of prime London real estate? You can thank His Majesty's Government for that. In 1940, they allocated a hundred thousand pounds to buy land for a London mosque. The British Empire had millions of Muslim subjects and on the whole they'd been supportive of the war effort, and it seemed appropriate that this should be acknowledged in the heart of the metropolis. King George VI opened the Islamic Cultural Centre on the site in 1944. It's the best-attended mosque in Britain. If there is a "moderate" Islam in the West, this is it.

So what goes on there? Well, if you swing by the bookstore, you can pick up DVDs of hot preachers like Sheikh Feiz, who does these hilarious pig noises every time he mentions the Jews — "Oh, Muslim, behind me is the Jew [*snort snort*]. Come and kill him [*snort snort*]." You can also buy tapes from Sheikh Yasin, a celebrity American "revert" (i.e., convert) to Islam, in which he explains that you should "beat women lightly," and that a Muslim can never be friends with a non-Muslim, and that Christian missionaries deliberately introduced AIDS to Africa by putting it in the vaccines for other diseases. Another "revert," Jermaine Lindsay, got the jihad fever at the mosque and then went and self-detonated in the July 7 bombings.

If the Regents Park mosque has been "radicalized," then there are no non-radical mosques.

When I lived in the neighborhood, you'd see T-shirted tourists snapping each other with the dome in the background. That's what it was for most of us: an exotic backdrop. Inside, one assumed, they talked about Allah and Muhammad, and where's the harm in that? We looked on it in multicultural terms — that's to say, as a heritage issue: a link for immigrants back to the old country. It never occurred to us that it was an ideological bridgehead. But listen to Ijaz Mian, secretly taped by Britain's Channel 4 at the Ahl-e-Hadith mosque in Derby:

King, Queen, House of Commons: If you accept it, you are a part of it. If you don't accept it, you have to dismantle it. So you being a Muslim, you have to fix a target. There will be no House of Commons. From that White House to this Black House, we know we have to dismantle it. Muslims must grow in strength, then take over. . . . You are in a situation in which you have to live like a state-within-a-state — until you take over.

Where's the religious content? Where's the contemplation of the divine? Don't look for it at the Sparkbrook mosque in Birmingham recently praised by Tony Blair for its contribution to tolerance and diversity. Last June they were celebrating the killer of a British Muslim soldier in Afghanistan: "The hero of Islam is the one who separated his head from his shoulders."



The Regents Park mosque, an exotic backdrop no more

These aren't sermons and these men aren't preachers. They're ideological enforcers on an explicitly political project with branch offices on Main Streets across the Western world. Imagine the Second World War with St. Adolf's Parish Church on every English village green, or the Cold War with a Soviet Orthodox Church in every midsized town in all 50 states.

Ijaz Mian trained in Saudi Arabia. The bookstore at the Regents Park Mosque is run by a company headed by a Saudi diplomat, Ahmad Al-Dubayan. The Saudis control mosques, and schools, and think tanks, and prison-chaplaincy programs — and much else, too. I'd be calling for a blue-ribbon commission to investigate Saudi subversion of the U.S. but pretty much everyone who'd wind up sitting on it would be on the Saudi gravy train one way or another. As Christopher Hitchens put it: "If, when reading an article about the debate over Iraq, you come across the expression 'the realist school' and mentally substitute the phrase 'the American friends of the Saudi royal family,' your understanding of the situation will invariably be enhanced."

Very droll. The trouble is there are so many "American friends of the Saudi royal family." Jimmy Carter's Carter Center was founded largely on King Fahd's mountain of cash, and in recent years its biggest donors included Saudi prince Alwaleed bin Talal. It never occurred to me in the fall of 2001 that five years on nothing would have changed except that we'd be shoveling even more gazillions of petrodollars into Saudi Arabia and they in turn would be shoveling even more back at us in a brilliantly synergized subversion operation, funding not only the radical imams and their incendiary progeny but also the think tanks and study groups and Nobel Prize winners who ponder the best way to appease them. The Saudis are hollowing out Britain from within, and in America they're hollowing out significant non-military components of national power — diplomatic, academic, and cultural. Listen to the men in those mosques and then ask: Where's our ideological offensive?

ATT. L

Islamic Supremacism in Britain

by Robert Spencer Posted: 01/26/2007

For last week's "Dispatches" program on Britain's Channel Four, a reporter with a hidden camera entered Birmingham's prominent Green Lane mosque and other leading mosques in Britain. He found Islamic supremacism, hatred of Jews and Christians, and the subjugation of women preached in them.

The mosques, of course, are in heavy damage-control mode. A press release at the Green Lane mosque website complains that "this so-called 'undercover' investigation merely panders to age-old anti-Muslim prejudices by employing the time-honored tradition of cherry picking statements and presenting them in the most inflammatory manner."

The statement doesn't address the obvious fact that it would be difficult, if not impossible, to cherry pick statements anywhere near as inflammatory as those recorded in the Green Lane mosque from proceedings in any Jewish, Christian, Hindu or Buddhist house of worship.

Among the statements recorded in the Green Lane mosque were these about women:

- "Allah has created the woman—even if she gets a Ph.D.—deficient. Her intellect is incomplete, deficient. She may be suffering from hormones that will make her emotional. It takes two witnesses of a woman to equal the one witness of the man."

- "By the age of 10, it becomes an obligation on us to force her to wear hijab, and if she doesn't wear hijab, we hit her."

- "Men are in charge of women. Wherever he goes, she should follow him and
- she shouldn't be allowed leave the house without his permission."

How extremist! And how inveterately Koranic. The Muslim holy book declares that a woman's testimony is worth half that of a man: "Get two witnesses, out of your own men, and if there are not two men, then a man and two women, such as ye choose, for witnesses, so that if one of them errs, the other can remind her" (Koran 2:282). It also says: "Men are in charge of women, because Allah hath made the one of them to excel the other, and because they spend of their property (for the support of women). So good women are the obedient, guarding in secret that which Allah hath guarded. As for those from whom ye fear rebellion, admonish them and banish them to beds apart, and scourge them" (4:34).

The same is true of the statements about Britain and the Islamic state:

- "You have to live like a state within a state until you take over."

- "We want the laws of Islam to be practiced. We want to do away with the man-made laws."

These ideas are an extrapolation of Koranic passages such as 9:29, which assume that Muslims will wield state power over Jews and Christians, exacting from them a poll tax (jizya) and making sure they pay it "with willing submission, and feel themselves subdued." There is no concept in the Koran, Islamic tradition or Islamic law of non-Muslims living as equals with Muslims in an Islamic state: Muslims must be in a superior position.

The fact that the views expressed by the Muslims in the Channel Four documentary can easily be found in the Islamic scriptures suggests that the problem is far larger than a few mosques that were thought to be "moderate" but turn out to be "extremist." It is a problem that is quite deeply rooted within traditional Islam and must be treated as such. Muslims who sincerely reject the idea that Islamic law must be instituted in Britain and that women and non-Muslims must be subjugated should welcome the documentary as an opportunity not only to expel "extremists" from their ranks but also to formulate a comprehensive rejection and refutation of their understanding of Islam.

But so far, the Muslim Council of Britain, the Muslim Public Affairs Committee of the United Kingdom, the Federation of Student Islamic Societies, and the UK Islamic Mission have all denounced the program as "Islamophobic." None have taken even a single step to combat the spread of the understanding of Islam depicted in the show or to mitigate the elements of Islam that incite to violence and inculcate Islamic supremacism.

And that, itself, is very telling.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letters dated February 16, 2007 and January 15, 2007, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007 and Ford's letter of January 19, 2007, regarding the Proponent's shareholder proposal recommending that Ford's Board of Directors direct the Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new vehicles and that a report be made available to shareholders within six months following the annual meeting (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We have no desire to take more of the Staff's time in addressing the points raised by the Proponent, which we consider to be irrelevant to the Staff's analysis. We do not believe that the Proponent has raised any new persuasive arguments that would lead to the denial of the Company's No-Action Request.

For the reasons stated above and those contained in Ford's No-Action Request of January 5, 2007 and its letter of January 19, 2007, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because proposals dealing with substantially the same subject matter as the Proposal have been included in the Company's proxy materials two times within the preceding 5 calendar years and received less than 6% of the vote on its last submission in 2006.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

cc: Mr. Fredrick P. Wilson (via Federal Express)



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letter dated January 15, 2007, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007, regarding the Proponent's shareholder proposal recommending that Ford's Board of Directors direct the Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new vehicles and that a report be made available to shareholders within six months following the annual meeting (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We will only address those portions of the materials submitted by the Proponent that relate to whether the Proposal may be properly omitted pursuant to Rule 14a-8(i)(12)(ii). We consider the remainder of the Proponent's submitted materials to be irrelevant to that determination and we urge the Staff also to disregard the extraneous material as irrelevant to that determination. Such material goes to the merits of the Proposal, not to whether or not it is properly excludable under Rule 14a-8. In *Staff Legal Bulletin No. 14* (July 13, 2001), in response to the question of whether the Staff will consider the merits of a proposal in determining whether it may be properly omitted, the Staff answered: "No. We have no interest in the merits of a particular proposal." The Company, therefore, requests that the Staff continue its long established policy of ignoring arguments that go to the merits of the Proposal for Rule 14a-8 purposes.

The Proponent argues that the Proposal does not deal with substantially the same subject matter as the previous proposals included in the Company's proxy materials for the Company's 2005 and 2006 annual meetings (the "Previous Proposals"). However, even a cursory examination of the "Resolved" clauses of the Proposals and the Previous Proposals show that they deal with substantially the same subject matter, namely tying executive compensation to increasing the fuel efficiency of the Company's products. The fact that the reasons for doing so are entirely different between the Proposal and the Previous Proposals is directly tied to the merits of the Proposal. The subject matter is virtually identical to the Previous Proposals. In fact, it appears that the Proponent copied the "Resolved" clause from the Previous Proposals almost word for word, with minor changes.

For the reasons stated above and those contained in Ford's No-Action Request of January 5, 2007, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because proposals dealing with substantially the same subject matter as the Proposal have been included in the Company's proxy materials two times within the preceding 5 calendar years and received less than 6% of the vote on its last submission in 2006.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

cc: Mr. Fredrick P. Wilson (via Federal Express)

January 15, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

I urge you to notify Ford Motor Company that they should include my proposal in the 2007 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine Ford Motor Company the fullest amount that the law allows if they do omit my proposal.

It is very difficult to not be extremely disappointed with the Board of Directors of Ford Motor Company. I submitted a proposal (see attached Stockholder Proposal, Att A), fully expecting that the Board of Directors of Ford Motor Company would review it and might have the intellectual integrity to say something like "What Mr. Wilson has proposed is something we have little knowledge of and that could be quite outrageous. We would like to know if he is able to substantiate his statements". Then they would ask if I could substantiate them or not. Rather than that, if the Board actually performed its duties properly and considered my proposal at all, The Board decided to argue in the narrowest, hair splitting legalistic manner possible to not even give the stockholders of Ford Motor Company the opportunity to judge the proposal for themselves on its own merits.

The legal arguments that Ford has raised are specious.

I have asked that Ford improve New Vehicle Fuel Mileage so that the USA does not have to buy any oil from the Islamofascists in the Middle East, specifically Saudi Arabia. That has nothing to do with "Greenhouse Emissions". If Ford can improve the mileage or figure out some other way to get away from buying oil from Saudi Arabia, and "Greenhouse Gas" emissions increase, that is fine by my proposal. For the "Greenhouse Gas" proposal, I can only presume that whatever Ford did with fuel mileage is inconsequential: It is whether they reduced the production of "Greenhouse Gases" or not, and if they did that by necessitating the acquisition of more oil from the Middle East, then the "Greenhouse Gas" folks would not care.

If there is another substantive way to ask Ford to do something that is essential for the security of the United States, versus some pop science fantasy proposal, I would be happy to entertain alternatives.

To equate some pop-science interpretation of an erroneously derived hockey stick graph to the necessity to stop supporting the funding of these Islamofascists in the Middle East, and that there is any commonality in the proposals, is serendipitous at best, and, erasing pure chance, it is far more likely that if there is, in the final analysis, any commonality at all, it is chimerical.

To equate these two proposals, and to deny mine from consideration, please follow the rough analogy I am presenting. The Ford family needed a sitter for their pre-teen son Timmy. Bob next door seemed to be a nice boy, so they hired him. But Bob didn't put Timmy to bed on time. Dad Ford came up with a corrective action so this would never happen again, like a live camera system that they could view over the internet when they were out dining to make sure everything happened properly and nothing happened without the sitter or Timmy knowing that the Fords knew it. Mom Ford said that was inappropriate, we'll just reject Bob and never have him sit again. Dad Ford asked who would be the sitter for next weekend. Mom said, "how about that young man down the block, John Wayne Gacy?" Dad asked about the security system. Mom said that we have already considered that, let us not consider it again.

My proposal is to inform Ford that far worse than the equivalent of hundreds of millions of John Wayne Gacys are loose in the world, teaching hatred and contempt of us globally, funding terrorism and terrorists, and funding weapons of mass destruction to implement their hatred filled goals, all with the money received from the oil we buy from them that fuels the vehicles that Ford manufactures and sells.

The Ford Stockholders were correct to reject the "Greenhouse Gas" proposal(s). The number one contributor to "Greenhouse Gases" is water vapor, or evaporation from the oceans, lakes, and rivers. Having a bunch of pop scientists mess with mother nature would be very bad. They might want to stop the evaporation, not realizing that rainfall would also stop. The next largest contributor is methane, and the number one methane contributor is flatuation by bovines. A good place to start would be India, where they could convince the Hindus to get rid of their Holy cows, or, at least, to stop them from flatuating. The Earth has been warming naturally for the 12,000 years or so since the last ice age, and the "Greenhouse Gasses" created by vehicles affect the total picture today by less than 0.1%, and perhaps as little as0.01%. Ford stockholders were correct to reject these proposals with fewer than 6% of the stockholders voting for them.

It is perhaps unlikely that in 500 words my proposal could convince all the stockholders to vote for it, for it took me over 5 years and over 5,000 hours of study to arrive at the knowledge and beliefs that I have to even submit my proposal. Once again, my desire was that the Board of Ford Motor Company would consider, and then implement my proposal. Printing it in the Proxy statement for consideration by all Ford stockholders is the only reasonable thing to do if the Board has indeed summarily rejected this proposal.

The facts stated and the documents presented in support of my proposal are indisputable, and the opinions have facts, extensive documentation, and logic behind them. I do not state what I have stated lightly, without a great deal of study and analysis, and without submitting my thoughts to others more knowledgeable in this subject area than I for review and criticism and/or approval.

Oil money is funding Iran's nuclear program, even if the US isn't formally allowed to buy oil from Iran, and Saudi Arabia is teaching hatred of us globally as well as in the USA, also funded by oil. Every bullet fired at our troops in Iraq and Afghanistan and every IED that kills and maims our troops should have a little blue Ford Oval on it, for that is what our oil money is being used for – to maim and kill American soldiers.

Attachment B is the book, *America Alone – The End of the World as We Know It* by Mark Steyn. Mr. Steyn covers the demographics that are going to turn all of Western Europe, including England, Russia, Canada, and large swaths of South America, and perhaps even Australia, into Islamist majority countries. The demographic data Mr. Steyn uses and quotes can be verified on the various countries websites. If anyone can acquire some substantively different data than Mr. Steyn uses, as I was unable to, I would hope that that person or organization would contact Mr. Steyn as well as include that data in any refutation of my proposal. The open question is whether the United States, as the only remaining nation in the world based on Western Civilization, with the possible, just possible exception of Australia, can survive and continue to survive and thrive. My belief is that we may very well not, especially if we don't start doing some things and some of the right things, very soon.

The best outcome for Europe, England, Russia, and Canada is that they become the Balkans; Bosnia-Herzegovina, for example, and the more likely outcome is that they become Lebanon or Iraq. Ford will not sell many cars to Europeans whose average income is, at best, a couple of thousand dollars.

Attachment C is the E-book *AMERABIA*. It includes the CD AMERABIA, the CD ISLAM – BELIEFS AND IMPACT, and the CD ISLAM UNDRESSED (by Vernon Richards). The bibliography on the CD AMERABIA is the most up-to date, with a few additions from the printed bibliography included.

Attachment D is the three ring binder book AMERABIA.

Attachment E is the three ring binder book ISLAM – BELIEFS AND IMPACT.

The CD and three ring binder book AMERABIA should be the same, just presented in different formats, except for some additions to the E-book bibliography. The

CD and the three ring binder book ISLAM – BELIEFS AND IMPACT should be the some, just presented in different formats. The bibliographies for both books are similar, just the AMERABIA CD is the most up-to-date. There is some slight duplication of articles between AMERABIA and ISLAM. Each was, and still is, intended to be a stand-alone book, although they also do complement each other. A couple of chapters from the CD ISLAM UNDRESSED are used in AMERABIA. I do not have print copies of the total book, ISLAM UNDRESSED, but it does substantiate, by another author, many the articles and much of the knowledge in my two books.

The two books, ISLAM UNDRESSED, and the sum total of the knowledge in the books in the bibliographies, especially including the Holy Qur'an and the Hadith and Histories, is the opening submission of the knowledge that every American should have to be able to formulate an informed opinion of Islam and thence to support my proposal. There is additional information in a less organized manner I can submit if the SEC and Ford so desire. This is the knowledge that the Board of Directors of Ford Motor Company need to have so that they can make knowledgeable decisions regarding the future of Ford, and perhaps America. It is not Ford's fault that the oil is in the Middle East and under the territory of some of the most heinous regimes with the most heinous ideology as the belief set of the rulers and populace of those countries, but with Ford knowing that, as Bill Ford expressed, to a limited extant, in some commercials last summer, then there should be no reason to act other than as my proposal promotes.

The purported lesson from the Nazis and WW II is that we should pay attention whenever someone says they hate us and they want to do harm to us. We should do the items that are needed to ensure that no harm can come to us and the message of hatred is not spread.

"Kill the unbelievers wherever you find them…" is the opening statement for Sura 9.5 of the Holy Qur'an, the final and concluding chapter of the final and perfect revelation of the actual word of God (Allah) to all Mankind.

The hatred that is exposed in the FreedomHouse report, all 90 pages of it, is directly traceable back to its sources; the Holy Quran and the Hadith (the statements and actions of Allah's Prophet, Muhammad and even some of the rightful Caliphs).

After WWII, everyone looked back and wondered how it could have happened. The text authored by Hitler, *Mein Kampf*, was openly and publicly available. The speeches that Hitler and the other Nazis made were readily and publicly available. Other writings by Nazis were readily and publicly available. The hatred of Jews and Untermenschen and the favoritism for "Aryans" was endemic in everything the Nazis wrote, said and did and was readily displayed. Knowledge of the actual acts and deeds of the Nazis after they came to power were readily and publicly available. So very, very few took note, and did or said anything. So very, very few believed that the threat was real. They were ridiculed and harassed, until it was either too late for some, or almost too late for others. Only after WWII was started, did some slight knowledge begin. Even then, it was only after the death camps were opened that the full horror of the Nazis implementation of their publicly held beliefs was there for one and all to finally understand and believe in the evil. At the height of WWII, only about 15% of the German population was in the military. Very few were involved with the final solution, which is the seminal Genocide of the 20th Century. There are peaceful Nazis in Toledo and Chicago. Does that mean that the ideology of Nazism is one of peace and love? Does that mean that the ideology of Nazism is one to not be demeaned and to be treated with other than contempt?

The hatred that Allah states in the Holy Qur'an for Jews, Christians, polytheists, and all non-Muslims is palpable and endemic. Allah states, in the Holy Quran in Sura 9:30, that Jews and Christians are also polytheists and are to be treated horridly. Jihad (Holy War to promote Islam) is formally promoted by Allah in the Holy Qur'an, only by using other words, like fight. Jihadists state that using fighting and violence to spread Islam is stated 147 times in the Holy Qur'an. I have never bothered to count, but it is stated a lot. Allah's prophet, Muhammad, spoke and practiced hatred and contempt for Jews, Christians, polytheists, and all non-Muslims endemically as espoused in the Hadith, and the Histories, Traditions, and Laws of Islam. Why should we not believe the hatred that Allah and Muhammad state for all non-Muslims and act to ensure their commandments do not harm us and diminish their message?

Allah's Prophet, Muhammad, in his farewell address to his troops in 632AD, stated, "I was ordered to fight all men until they say 'There is no god but Allah.'" There have been 1385 years of unrelenting Jihad by Muslims against Jews, Christians, and all non-Muslims. The first 150 years of Islamic expansion are directly comparable to the first 150 years of expansion and conquest by Genghis Khan and the Mongols for the amount of territory conquered, cities sacked, and people slaughtered. Islam is the single bloodiest ideology that has ever stalked this Earth, with over 130 million non-Muslims slaughtered and another 15 or 20 million Muslims killed by other Muslims. The number of non-Muslims slaughtered exceeds the totals slaughtered for any reason or for no reason by Mao, Stalin and Hitler, including WWII, combined.

The first great Genocide of the 20th Century was the Jihad slaughter of one million Christian Armenian citizens of the Ottoman Empire by the Turkish Muslims of the Empire in 1915. A few Muslims, primarily Haj Amin al-Husseini, the Grand Mufti of Jerusalem, were instrumental in the promotion of, initiation of, and implementation of the Final Solution for the European Jews with the Nazis, which is the seminal Genocide of the middle of the 20th Century. The common bond was the hatred of Jews, with Haj Amin teaching Hitler about Allah's and Muhammad's hatred, rather than the other way around. Nasser in Egypt and the Baath regimes in Syria and Iraq modeled themselves after the Nazis only due to the one common bond – hatred of Jews. The last great Genocide of the 20th Century was the Jihad slaughter of over two million primarily Christian citizens of the Sudan by the Muslims of the Sudan from 1983 to 2001.

There are peaceful Muslims. Does that mean that the ideology of Islam is one of peace and love? Does that mean that the ideology of Islam is one to not be demeaned and to be treated with other than contempt?

Two dozen Nazis can try to march in Toledo, Ohio, and people are out in the hundreds if not thousands to shout them down and demean them, plus the media is all over the activity. When 5,000 active Hezbollah supporters that verbally and stridently wish for the Genocide of the five million Jews in Israel and some of whose leaders, American Citizens, have stated publicly that they hate America, parade in Dearbornistan, Michigan, does any one care? When 1,500 Muslims in Minneapolis stage a rally there, shouting support for the Islamofascists of Somalia and wishing for Sharia Law, which is totally incompatible with the US constitution, does anyone care?

Mein Kampf translates into *My Struggle*, which translates into *My Jihad*.

Experts such as Daniel Pipes estimate that about 15% of Muslims are active supporters and action taking folks in support of Jihad and Terrorism. That is still over 200 million Islamofascists globally, far more than there ever were of the Nazis or Russian Communists. Other experts, such as Robert Spencer, put the number as high as 85%. Depending upon the definitions of "active", both numbers could be supported. Either way, it is the very large pool of active supporters that grow the terrorists and the jihadists. Every time a jihadist has a conversation or debate with a "moderate", the Jihadist will win on theological grounds, hands down. Moderates are the equivalent of cannon fodder feeding the Jihadists. Many Muslims don't know about the hatred that their religion holds as an ideology that is hidden within and is part and parcel of what their religion teaches, but an IMAM or a Jihadist can start feeding them the hatred anytime, and out come some more instant Jihadists. The history of Islam shows that whenever there is any moderation, the radicals come roaring back, eliminating the moderates along the way. Today is one of those times when radical Islam is back on the March and winning in almost every country.

There are opinions in the attached documents. As Americans, the SEC and Ford are free to disagree with those opinions. To have an opinion that is worth having, please respond with your facts and documentation that dispute what I have supplied and that would support your opinion. I am willing to discuss, if that is appropriate, or debate, if needed, the viewpoint that I am promoting. I am willing to debate anyone, singular or plural, anytime (with a little advance notice), anywhere within the US in a venue where my personal safety can be assured. My 2nd in any debate will be Allah, as expressed in the Holy Qur'an, and my 3rd will be his Prophet, Muhammad, as expressed in the Hadith and the Histories, Traditions, and Laws and Practices for the last 1385 years, including this year.

President Bush has stated that this is going to be a long war, thirty years or more in length. Newt Gingrich, who is a Professor Emeritus of history as well as the past Speaker of the House, has stated that this is going to be a long war, most likely exceeding thirty years in length, that will try the United States as no war has since the Civil War. I would like to suggest that this war could far exceed thirty years in length, for the truly hazardous part won't even start for twenty-five to fifty years from now, even though the foundations are being built now by the Islamofascists, and this war could be far more dangerous to the United States than our own Civil War.

Included in the attached information are statements by Winston S. Churchill and John Quincy Adams, the 6th US President, and the only President to know enough about Islam to have an opinion worth have having, although President Bush has made some small strides in that direction. I am in agreement with Winston S. Churchill and John Quincy Adams.

In AMERABIA is information regarding how horridly Islam and Muslims treat Muslim women, as well as the contempt Muslim men have for Christian and non-Muslim women at the interface with Islam as it is actually occurring in Europe and Australia. There is no reason to believe that this is not a very possible future for American women, as in our great-granddaughters. That is a future we must make sure never becomes true.

In no way can it be stated that if we stop funding Iran and Saudi Arabia and the rest of the Middle East by ceasing to buy oil from them in the near future that we will win this war. But every day that we continue to fund Iran, Saudi Arabia, and the rest of the Middle East and the hatred they are spreading globally and the weaponry they are buying and developing, is another day closer to possibly, even probably, losing this war.

Once again, I urge you to deny Ford's request for omission, and to fine them the maximum allowable if they do omit this proposal.

I hope to hear from you soon,

Regards,



Fredrick P. Wilson

Attachments:

A) Stockholder Proposal submitted by F. P. Wilson to Ford Motor Company
B) *America Alone* – by Mark Steyn
C) CD book AMERABIA, containing three CDs, AMERABIA, ISLAM – BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richards
D) Three Ring Binder Book AMERABIA, edited by F. P. Wilson
E) Three Ring Binder Book ISLAM – BELIEFS AND IMPACT, edited by F. P. Wilson

CC W/O ATT B through E: William C. Ford, Jr. – Chairman, Ford
Jerome F. Zaremba - Office of the General Counsel, Ford

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/27/06



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

RECEIVED
2007 JAN -8 PM 1:01

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Mr. Fredrick P. Wilson (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal and supporting statement requesting that Ford's Board of Directors direct the Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new vehicles and that a report be made available to shareholders within six months following the annual meeting (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reason:

- The Proposal is excludable as a violation of Rule 14a-8(i)(12)(ii) because proposals dealing with substantially the same subject matter as the Proposal have been included in the Company's proxy materials two times within the preceding 5 calendar years and received less than 6% of the vote on its last submission in 2006.

The Proposal Failed to Receive 6% of the Vote on its Second Submission in Five Years

Rule 14a-8(i)(12)(ii) provides that if a proposal deals with substantially the same subject matter as other proposals that have been previously included in a company's proxy materials at least two times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to shareholders if the proposal received less than 6% of the vote at that time. The Proposal requests Ford's Board of Directors to direct the Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new light truck and passenger vehicles and that a report of this review be made available to shareholders within six months following the annual meeting. Substantially similar proposals were included the Company's proxy materials for Ford's 2006 and 2005 annual meetings (the "Previous Proposals"). The Previous Proposals requested Ford's Board to direct the Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the Company's new passenger vehicles and that a report on the review be made available to shareholders within six months following the annual meeting (see Exhibit 2).

Rule 14a-8(i)(12)(ii) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. *See The Home Depot, Inc.* (February 10, 2005), *Verizon Communications, Inc.* (January 21, 2005), and *Bristol-Myers Squibb Company* (February 11, 2004). The Staff has indicated that the overall substantive concern raised by the proposal is the essential factor in determining whether or not a proposal may be excluded rather than the specific language or proposed action contained in the proposals. *See SEC Release No. 34-20091* (August 16, 1983). In the Previous Proposals and the Proposal the substantive concern is the same; namely, tie executive compensation to an increase in the fuel efficiency (i.e., a reduction in greenhouse gas emissions) of the Company's new vehicles. Although the reasons the proponents desire greater fuel efficiency in the Company's vehicles may differ (i.e., reduce greenhouse gases versus reduce dependency on foreign oil), the Proposal and the Previous Proposals relate to substantially the same theme: tying executive compensation to increasing the fuel efficiency of the Company's vehicles.

As reported in Ford's 10-Q for the quarter ended June 30, 2006, the relevant proposal presented at the Company's 2006 Annual Meeting of Shareholders received 105,412,128 votes for and 2,103,388,757 votes against (see Exhibit 3) This translates into 4.77% of the vote in favor of the proposal. Consequently, this vote falls short of the 6% required pursuant to Rule 14a-8(i)(12)(ii) for resubmission of a substantially similar proposal within the subsequent three-year period. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). *See Staff Legal Bulletin No. 14, Question F.4* (July 13, 2001).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Fredrick P. Wilson (via Federal Express)

EXHIBIT 1

OFFICE OF THE SECRETARY
PETER J. SHERRY, JR.

6 NOV 29 AM 10:18

November 27, 2006

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Ford Motor Company
One American Road
Room 1134
Dearborn, MI 48126

ATTN: SECRETARY

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2007 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mme:

The first attachment is a letter from Oppenheimer, Inc., my stockbroker, attesting to the purchase date of my Ford Stock and the quantity owned, and that as of the date of that letter I still owned the Ford Stock. The purchase date is December 06, 2005 and the quantity is 450 shares, valued today at about $8.16 per share, or about $3,672.

I do intend to continue to own these shares of Ford stock beyond May 10, 2007, and for many years beyond that and to prosper from that.

The second attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 498 words long per Microsoft Word 2000 wordcount, including the title and signature and date.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,



Fredrick P. Wilson

Att: 1) Letter from Oppenheimer, Inc regarding ownership of my Ford Stock.

2) Stockholder Proposal: IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

BOD 16392

November 27, 2006

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Board of Directors
Ford Motor Company
P.O. Box 685
Dearborn, MI 48126-0685

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2007 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mme:

The first attachment is a letter from Oppenheimer, Inc., my stockbroker, attesting to the purchase date of my Ford Stock and the quantity owned, and that as of the date of that letter I still owned the stock. The purchase date is December 06, 2005 and the quantity is 450 shares, valued today at about $8.16 per share, or about $3,672.

I do intend to continue to own these shares of Ford stock beyond May 10, 2007, and for many years beyond that and to prosper from that.

The second attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 498 words long per Microsoft Word 2000 wordcount.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,



Fredrick P. Wilson

Att: 1) Letter from Oppenheimer, Inc regarding ownership of my Ford Stock.

2) Stockholder Proposal: IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/27/06



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 1, 2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, Michigan 48439-5119

Subject: Shareholder Proposal 2007 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 27, 2006, which was received on November 29. You request that the proposal requesting the Compensation Committee of the Board of Directors to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new light trucks and passenger vehicles and that a report of this review be made available to shareholders within six months following the annual meeting (the "Proposal") be included in the Company's 2007 proxy materials. Thank you for providing proof of stock ownership.

Please note that Ford reserves the right to file a No-Action Request with the United States Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2007 proxy materials if we determine a basis for exclusion exists under SEC Rule 14a-8. If we decide to file such a letter, we will notify you in accordance with SEC rules.

Thank you for your continued interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

EXHIBIT 2



Ford Motor Company

Notice of 2005 Annual Meeting of Shareholders and Proxy Statement

Stock-based awards assist not only in recruiting and retaining employees but also in motivating employees to focus on the Company's long-term performance and results. The use of stock-based awards allows the Company to convert part of the cash compensation that otherwise would be immediately payable, for example, as salary, into compensation that is valuable only if the Company is successful.

Stock-based awards also are an integral part of Ford's compensation program (see the Compensation Committee Report on Executive Compensation, pp. 27-32). Certain common stock awards under the 1998 Plan are based on a three-year performance period, and most stock options cannot be exercised in full until three years following the grant. These restrictions emphasize long-term performance and link executive compensation with your interests as shareholders. Additionally, you approved the Annual Incentive Compensation Plan and the 1998 Plan with appropriate limits on certain cash and stock-based awards granted pursuant to those plans. Limiting total compensation to $500,000 annually would put Ford at a competitive disadvantage and significantly hinder its ability to recruit and retain talented executive leadership. The proposal is not in the best interests of you or Ford.

The Board of Directors recommends a Vote "against" Proposal 5.

PROPOSAL 6

Global Exchange, 2017 Mission Street, San Francisco, California 94110, owner of 4,251 shares of common stock and Dr. Russell Long, 311 California, Suite 510, San Francisco, California 94104, owner of 183 shares of common stock, have informed the Company that they plan to present the following proposal at the meeting:

2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

Whereas: We believe that the global trend towards adoption of regulations to improve fuel efficiency and curb greenhouse gas emissions from automobiles will be one of the key drivers determining competitiveness in the automobile industry over the next few decades.

As an indicator of growing pressure in this area, a significant percentage of global vehicle sales in 2002 occurred in countries that have ratified the Kyoto Protocol. The European Union and Japan are phasing in limits on automotive emissions of global-warming gases. China, with the world's fastest-growing auto market, has approved new automobile fuel efficiency guidelines exceeding U.S. standards. California has adopted regulations to curb global-warming emissions from new passenger vehicles, and other states may soon follow.

Ford relies heavily on sales of inefficient passenger vehicles in the U.S., such as large sport utility vehicles and pickups. According to U.S. EPA data (Fuel Economy Trends, 2004, Table M-8), Ford's average fleet fuel economy has been lower than any other major automaker since 2000. The introduction of the Ford Escape hybrid is not expected to change this last place showing; it is expected to account for less than one-half percent of 2005 model year production.

A 2004 report by the World Resources Institute and Sustainable Asset Management ("Changing Drivers") forecasted that limits on carbon emissions could significantly affect automakers' earnings and should be viewed as a material issue by investors. They determined that Ford stands to lose more financially than most other automakers in complying with climate regulations expected in the United States, Europe and Japan over the next decade.

Adding momentum to the movement for more efficient vehicles, a growing number of oil industry experts believe that rising global oil demand may soon permanently outstrip the world's finite supply capabilities. In 1999 the CEO of Atlantic Richfield, Michael Bowlin, acknowledged this, saying, "We've embarked on the beginning of the last days of the age of oil." In 2004, as crude prices rose dramatically, OPEC President Yusgiantoro informed the BBC that "there is no more supply," and that OPEC was powerless to cool the market.

During the Arab Oil Embargo in 1979, Ford shares sank by 63 percent over 16 months, and the company lost significant market share to Japanese rivals with higher fuel mileage averages.

We believe that an efficient method of protecting shareholder equity against future oil price rises and increasing government regulation of greenhouse gas emissions is to tie executive compensation to progress in reducing greenhouse gas emissions from Ford's automotive products; therefore be it

Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

The Board of Directors recommends a Vote "against" Proposal 6.

Ford takes the issue of global warming very seriously and our actions show that we are investing heavily in advanced technologies and in improving existing technologies in order to reduce greenhouse gas emissions. Last year we introduced the Escape Hybrid, a mainstream SUV with a full hybrid-electric powertrain. It is the cleanest and most fuel-efficient SUV in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. We also recognize the need for an integrated approach across our business and are actively exploring both product and non-product actions to reduce our climate impact: we are, for example, a founding member of the Chicago Climate Exchange, which provides a market-based approach to achieving greenhouse gas emission reductions. The Company has sustained its commitment to engage in a proactive relationship with interested stakeholders who have shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue.

The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board does not believe that the proposal is in the best interests of the Company or you. Ford compensates its executives based on a number of factors designed to motivate management to plan for Ford's long-term success (see the Compensation Committee Report on Executive Compensation on pp. 27-32). For instance, the performance criteria for Performance Stock Rights awarded for the performance period 2004-2006 are: total shareholder returns of Ford compared to the shareholder returns of all other Standard & Poor's 500 companies, total cost performance, global market share, high-time-in-service customer satisfaction, and launch-time customer satisfaction (see Compensation Committee Report on Executive Compensation — Long-Term Compensation — Stock Awards p. 30). These broad criteria can encompass more specific objectives such as the criteria suggested by the proposal. Moreover, to the extent the vehicle market moves toward products with reduced greenhouse gas emissions, the performance criteria set forth are directly impacted. Focusing a significant portion of executive compensation on a narrowly defined specific goal may adversely affect the Company's long-term performance by over-emphasizing one aspect of performance at the expense of other performance factors.

The Company has made significant progress on developing a comprehensive approach to the linked issues of climate and energy security, which will drive internal development, evaluation and action programs. Information on this will be shared publicly on an ongoing basis. This work will reinforce Ford's commitment to take comprehensive — as well as economically and environmentally sound — steps which will lessen greenhouse gas emissions through the lifecycle of our vehicle fleet. We believe this will not only address a critical societal concern but also will protect

PROPOSAL 6

Dr. Russell Long, 311 California Street, Suite 510, San Francisco, California 94104, owner of at least $2,000 worth of common stock, has informed the Company that he plans to present the following proposal at the meeting:

2006 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

Whereas: We believe that the global trend towards adoption of regulations to improve fuel efficiency and curb greenhouse gas emissions from automobiles will be one of the key drivers determining competitiveness in the automobile industry over the next few decades.

As an indicator of growing pressure in this area, approximately half of global vehicles sales in 2004 occurred in countries that have ratified the Kyoto Protocol. The European Union and Japan are phasing in limits on automotive emissions of global-warming gases. China, with the world's fastest-growing auto market, has approved new automobile fuel efficiency guidelines exceeding U.S. standards. California has adopted regulations to curb global-warming emissions from new passenger vehicles, and other states may soon follow.

Ford relies heavily on sales of inefficient passenger vehicles in the U.S., such as large sport utility vehicles and pickups. According to U.S. EPA data (Fuel Economy Trends, 2005, Table M-8), Ford's average fleet fuel economy has been lower than any other major automaker since 2000.

A 2004 report by the World Resources Institute and Sustainable Asset Management ("Changing Drivers") forecasted that limits on carbon emissions could significantly affect automakers' earnings and should be viewed as a material issue by investors. They determined that Ford stands to lose more financially than most other automakers in complying with climate regulations expected in the United States, Europe and Japan over the next decade.

Adding momentum to the movement for more efficient vehicles, a growing number of oil industry experts believe that rising global oil demand may soon permanently outstrip the world's finite supply capabilities. In 1999 the CEO of Atlantic Richfield, Michael Bowlin, acknowledged this, saying, "We've embarked on the beginning of the last days of the age of oil." In 2004, as crude prices rose dramatically, OPEC President Yusgiantoro informed the BBC that "there is no more supply," and that OPEC was powerless to cool the market.

During the Arab Oil Embargo in 1979, Ford shares sank by 63 percent over 16 months, and the company lost significant market share to Japanese rivals with higher fuel mileage averages.

We believe that an efficient method of protecting shareholder equity against future oil price rises and increasing government regulation of greenhouse gas emissions is to tie executive compensation to progress in reducing greenhouse gas emissions from Ford's automotive products; therefore be it

Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

The Board of Directors recommends a Vote "against" Proposal 6.

Ford takes the issue of global warming very seriously and our actions show that we are investing heavily in innovative technologies and in improving existing technologies in order to reduce greenhouse gas emissions. We introduced the Escape Hybrid and the Mercury Mariner Hybrid, mainstream SUVs with full hybrid-electric powertrains. They are among the cleanest and most fuel-efficient SUVs in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. Ford has committed to increase its global hybrid production capacity ten-fold, to approximately 250,000 units annually by 2010. More than half of the Ford, Lincoln and Mercury lineup will have hybrid capability. We plan to introduce four new vehicles in 2006 that can run largely on

EXHIBIT 3

ITEM 4. Submission of Matters to a Vote of Security–Holders (continued)

Proposal One: Election of Directors.

	Number of Votes	
Nominee	**For**	**Against**
John R. H. Bond	2,401,675,414	359,794,090
Stephen G. Butler	2,694,734,387	66,735,117
Kimberly A. Casiano	2,682,329,861	79,139,643
Edsel B. Ford II	2,665,074,928	96,394,576
William C. Ford, Jr.	2,686,078,204	75,391,300
Irvine O. Hockaday, Jr.	2,674,160,694	87,308,810
Richard A. Manoogian	2,684,566,949	76,902,555
Ellen R. Marram	2,679,562,309	81,907,195
Homer A. Neal	2,688,113,077	73,356,427
Jorma Ollila	2,688,237,770	73,231,734
Robert E. Rubin	2,394,426,399	367,043,105
John L. Thornton	2,688,705,157	72,764,347

There were no broker non–votes with respect to the election of directors.

Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm. A proposal to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the books of account and other corporate records of the Company for 2006 was adopted, with 2,709,258,507 votes cast for, 33,591,583 votes cast against, 18,619,414 votes abstained and 0 broker non–votes.

Proposal Three: Relating to Disclosure of Compensation Paid to Executive Officers. A proposal relating to disclosure of Company executive officers who are contractually entitled to receive more than $500,000 annually in compensation was rejected, with 2,057,935,262 votes cast against, 212,500,547 votes cast for, 23,290,451 votes abstained and 467,743,244 broker non–votes.

Proposal Four: Relating to the Company Reporting on its Lobbying Efforts Relative to Federal Fuel Economy Standards. A proposal relating to the Company reporting on its lobbying efforts relative to CAFE standards was rejected, with 2,035,622,767 votes cast against, 159,694,154 votes for, 98,409,339 votes abstained and 467,743,244 broker non–votes.

Proposal Five: Relating to Adoption of Cumulative Voting for the Election of Directors. A proposal relating to adoption of cumulative voting for the election of directors was rejected, with 1,944,294,677 votes cast against, 313,584,056 votes cast for, 35,847,527 votes abstained and 467,743,244 broker non–votes.

Proposal Six: Relating to Tying Executive Compensation to Reducing Lifetime Product Greenhouse Gas Emissions. A proposal relating to tying executive compensation to reducing lifetime product greenhouse gas emissions was rejected, with 2,103,388,757 votes cast against, 105,412,128 votes cast for, 84,925,375 votes abstained and 467,743,244 broker non–votes.

Proposal Seven: Relating to Consideration of a Recapitalization Plan to Provide that All of the Company's Outstanding Stock Have One Vote Per Share. A proposal relating to consideration of a recapitalization plan to provide that all of the Company's outstanding stock have one vote per share was rejected, with 1,746,469,126 votes cast against, 519,808,579 votes cast for, 27,448,555 votes abstained and 467,743,244 broker non–votes.

Proposal Eight: Relating to the Board of Directors Publishing a Report on Global Warming/Cooling. A proposal relating to the Board of Directors publishing a report on global warming/cooling was rejected, with 2,098,095,881 votes cast against, 93,833,525 votes cast for, 101,796,854 votes abstained and 467,743,244 broker non–votes.

Proposal Nine: Relating to the Company Removing References to Sexual Orientation From Its Equal Employment Policies. A proposal relating to the Company removing references to sexual orientation from its equal employment policies was rejected, with 2,137,486,856 votes cast against, 104,900,944 votes cast for, 51,338,460 votes abstained and 467,743,244 broker non–votes.

Proposal Ten: Relating to the Company Changing Its Governing Documents to Require that the Chairman of the Board Have No Management Duties, Titles or Responsibilities. A proposal relating to the Company changing its governing documents to require that the Chairman of the Board have no management duties, titles or responsibilities was rejected, with 1,837,115,669 votes cast against, 428,285,763 votes cast for, 28,324,828 votes abstained and 467,743,244 broker non–votes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 5, 2007

The proposal requests that the board institute an executive compensation program that tracks improvements in fuel economy and report on the program to shareholders.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,



Amanda McManus
Attorney-Adviser

END